UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Items

1.	MARKET ANNOUNCEMENT DATED JULY 12, 2018: REPLY TO B3 INQUIRY LETTER 1441/2018-SAE OF JULY, OF JULY 11, 2018

2.	MATERIAL ANNOUNCEMENT DATED JULY 17, 2018: RENOVA DEALING WITH FURTHER OFFERS AFTER END OF BROOKFIELD NEGOTIATION

3.	MATERIAL ANNOUNCEMENT DATED JULY 18, 2018: SETTLEMENT OF ADDITIONAL EUROBOND TRANCHE

4.	SUMMARY OF PRINCIPAL DECISIONS OF THE 738TH MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 18, 2018:

5.	MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON JULY 23, 2018

6.	MARKET NOTICE DATED JULY 26, 2018: REPLY TO CVM INQUIRY LETTER 289/2018/CVM/SEP/GEA-1

7.	MARKET ANNOUNCEMENT DATED JULY 30, 2018: PRE-PAYMENT OF DEBT

8.	MATERIAL ANNOUNCEMENT DATED AUGUST 8, 2018: CEMIG TELECOM ASSETS SOLD FOR SIGNIFICANT PREMIUMS

9.	SUMMARY OF PRINCIPAL DECISIONS OF THE 740TH MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 10, 2018

10.	MATERIAL ANNOUNCEMENT DATED AUGUST 16, 2018: LIGHT IS EVALUATING THE POSSIBILITY OF RAISING FUNDS THROUGH A PUBLIC OFFERING

11.	NOTICE TO STOCKHOLDERS DATED AUGUST 17, 2018: EXTRAORDINARY GENERAL MEETING OF SEPTEMBER 18 POSTPONED

12.	MATERIAL ANNOUNCEMENT DATED AUGUST 24, 2018: CONTRACTS FOR SALE OF TELECOM ASSETS SIGNED

13	MATERIAL ANNOUNCEMENT DATED AUGUST 31, 2018: REIMBURSEMENT FOR SÃO SIMÃO AND MIRANDA PLANTS RECEIVED

14	MARKET NOTICE DATED SEPTEMBER 4, 2018: CEMIG AWARDED ANEFAC TRANSPARENCY TROPHY

15.	TIMETABLE FOR REALEASE OF SECOND QUARTER 2018 RESULTS

16.	PRESENTATION OF SECOND QUARTER 2018 RESULTS

17.	EARNINGS RELEASE

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
By:	/s/ Maurício Fernandes Leonardo Júnior
Name: Maurício Fernandes Leonardo Júnior Title: Chief Finance and Investor Relations Officer

Date: September 11, 2018

MARKET ANNOUNCEMENT DATED JULY 12, 2018: REPLY TO B3 INQUIRY LETTER 1441/2018-SAE OF JULY, OF JULY 11, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to B3 Inquiry Letter 1441/2018-SAE, of July 11, 2018

Inquiry by B3 (São Paulo Stock Exchange)

Cia. Energética de Minas Gerais – CEMIG

To Mr. Maurício Fernandes Leonardo Júnior

Chief Investor Relations Officer

Subject: Request for information on news media report

A news report in the newspaper Valor Econômico of July 11, 2018, under the headline:

“Cemig considering re-opening bond issue”,

contains, among other information, statements that Cemig:

1.	– “intends to raise up to US$ 500 million through re-opening of the bond issue that has previously been placed outside Brazil, with maturity in 2024”; and

2.	– “has begun conversations with investors and may possibly complete the transaction this week”.

We request information/explanations on the items indicated, by July 12, 2018, including your confirmation of them or otherwise, and also any other information that is considered to be important.

Reply by CEMIG

Dear Ms. Ana Lucia da Costa Pereira,

Supervision Office for Companies and Equity Securities Offers – B3 S.A.

In response to Official Letter 1441/2018-SAE, of July 11, 2018, we inform you that Companhia Energética de Minas Gerais – Cemig (‘Cemig’ or ‘the Company’) is permanently assessing alternatives for improvement of its capital structure, lengthening of its debt profile and reduction of the cost of its debt.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Consequently the Company, in the normal course of its business, is continuously consulting financial institutions and investors, in Brazil and the rest of the world, as to the conditions on which they would open credit lines for financing of the Company’s business.

In the case referred to, financing in the external market through issue of Eurobonds is one possible alternative. As an example, in December 2017 Cemig Geração e Transmissão S.A. (‘Cemig GT’), a wholly-owned subsidiary of Cemig, placed an issue of US$1 billion, and in that issue the indicative demand was US$3.7 billion. Thus, it was natural to suppose that a further issue in this market would be a viable financing option, in addition to the alternatives available in the local market.

It is appropriate to highlight the characteristics of this type of transaction, in which, initially, the Company prospects qualified investors on potential interest in financing it. Once interest has been identified, the Company may opt to indicate a price level for the transaction, with the objective of quantifying the potential volume of a transaction. If the volume, at the indicated price level, indicates the possibility of success for the transaction the company may opt to begin a process of bookbuilding, culminating in pricing of an issue.

At the same time, when accessing the external debt market it is essential to obey the regulation and practices specific to this market, avoiding broad disclosure by the Company prior to the pricing, due to the risk that this could have adverse effects on the success of the transaction.

In line with this, yesterday the Company carried out an initial monitoring, but without this meaning that the transaction, at that moment, was feasible. It was only today that Cemig priced the re-opening of the Eurobond issue, in the amount of US$500 million, and, naturally, published a Material Announcement with the related information.

In relation to the media report referred to, in the interests of success of the transaction, and consequently, in the interests of the Company and its stakeholders, no statement of any kind was made prior to the pricing, in accordance, we would note, with the regulation and specific practices of this market, to avoid adverse risks for the transaction.

Cemig takes this opportunity to reiterate its commitment to transparency and best market practices in communication with the market.

Belo Horizonte, July 12, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED JULY 17, 2018: RENOVA DEALING WITH FURTHER OFFERS AFTER END OF BROOKFIELD NEGOTIATION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova dealing with further offers after end of Brookfield negotiation

In accordance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed and traded on the stock exchanges of São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market that on today’s date its affiliated company Renova Energia S.A. published the following Material Announcement:

“

In relation to news reports published today, and in compliance with CVM Instruction 358/2002 as amended, Renova Energia S.A. (RNEW11) (‘Renova’) reports that after the ending of negotiations with Brookfield Energia Renovável S.A. for sale of the Alto Sertão III Wind Power project, it continues to negotiate a sale of this asset.

Renova also reports that it has received non-binding offers for acquisition of this asset from several investors, and that these are in the process of due diligence.

No exclusivity has been given to any of the parties interested.

Renova reaffirms its commitment to keep stockholders and the market duly and opportunely informed in accordance with the applicable legislation.    ”

Belo Horizonte, July 17, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED JULY 18, 2018: SETTLEMENT OF ADDITIONAL EUROBOND TRANCHE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Settlement of additional Eurobond tranche

In continuation of the Material Announcement published on December 7, 2018 and in compliance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed on the stock exchanges of São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today (July 18) Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) completed financial settlement of the additional tranche of Eurobonds arising from re-opening of the initial issue made on December 5, 2017.

The additional tranche, for US$500 million, with settlement of principal in December 2024, with six-monthly interest, was priced on July 12, 2018 at yield of 9.14% p.a.

A hedge transaction was concomitantly contracted, for the whole period of the issue, comprising:

•	a call spread on the principal, in which Cemig GT is protected over the interval between R$ 3.85/US$ and R$ 5.00/US$; and

•	a swap transaction for 100% of the interest, exchanging the 9.25% annual coupon for a rate equivalent to125.52% of the CDI rate.

This rate is significantly more advantageous than the cost of the original issue, which was for a rate equivalent to 150% of the CDI rate.

The net proceeds will be allocated to payment of debts with shorter maturities and higher average cost, resulting in lengthening of the debt profile and reduction of the Company’s financial expenses.

Belo Horizonte, July 18, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DECISIONS OF THE 738TH

MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 18, 2018:

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE

BOARD OF DIRECTORS

Meeting of July 18, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 738th meeting, held on July 18, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Internal Regulations of the Board of Directors.

2.	Orientation of vote in meeting of Efficiency:

–	Constitution of a company.

–	Capital increase.

–	Signature of investment agreement and stockholders’ agreement.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON JULY 23, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

JULY 23, 2018

On the twenty third day of July of the year two thousand and eighteen at 11 a.m., at Avenida Barbacena 1,219, 23rd Floor, B Wing, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by the State Attorney Mr. Wallace Alves dos Santos, for the Office of the General Attorney of the State of Minas Gerais, in accordance with the current legislation.

Initially, Mr. Carlos Henrique Cordeiro Finholdt, a stockholder and on behalf of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders; and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 11 of the Company’s by-laws.

Asking for the floor, the representative of the stockholder The State of Minas Gerais put forward the name of Neila Maria Barreto Leal, representative of the stockholder Bernardo Afonso Salomão de Alvarenga, to chair the meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and subsequently to the vote, and approved unanimously, that is to say by 389,348,730 votes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then declared the meeting open and invited me, Carlos Henrique Cordeiro Finholdt, for Cemig’s Corporate Executive Office, to be secretary of the meeting, and asked me to read the convocation notice, which was published, on June 21, 22 and 23, 2018 in the publications: Minas Gerais, official journal of the Powers of the State, on pages 25, 33 and 23 respectively; and in the newspaper O Tempo, on pages 13, 25 and 21, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

JULY 23, 2018

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on July 23, 2018 at 10 a.m., at the company’s head office, Av. Barbacena 1219, 23rd floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

•	Election of members of the Audit Board nominated by the majority stockholder, to serve the rest of the current period of office.

Stockholders may opt to exercise their right to vote through the remote voting system, in accordance with CVM Instruction 481/2009, by sending the related Remote Voting Form via their custody agent, or the mandated bank, or directly to the Company.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of §2 of Article 10 of Clause 10 of the by-laws, by exhibiting at the time, or previously depositing at the Company’s head office, preferably by July 19, 2018, the proof of ownership of the shares, issued by the depositary financial institution, an identity document, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1219 – 23rd Floor, Belo Horizonte, Minas Gerais, Brazil.

Belo Horizonte, June 19, 2018    Adézio de Almeida Lima    –    Chair of the Board of Directors                ”

The representative of the stockholder The State of Minas Gerais stated that the Office of the General Attorney of the State, as formal representative of the controlling stockholder, would make a statement of position to this Meeting in the terms of Official Letter OF 0079/2018, of May 16, 2018.

In accordance with CVM Instruction 481/2009, the Chair then asked the Secretary to read the spreadsheet of summary consolidated voting, recording the votes given by Remote Voting Forms, published to the Market on July 20 of this year, which will be at the disposal of stockholders for any consultation.

The Chair then stated that an Extraordinary General Meeting of Stockholders had been held on July 11, 2018, at which, due to approval of the Company’s new by-laws, to adapt to Federal Law 13,303 of June 30, 2016 and Minas Gerais State Decree 47154 of February 20, 2017, the members of the Audit Board nominated by the holders of preferred shares were elected; and at that meeting it was not possible for the majority stockholder to nominate members for the Audit Board.

The representative of The State of Minas Gerais then put forward the following nominations for membership of the Audit Board:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

As sitting members:

José Afonso Bicalho Beltrão da Silva

–  Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG at Rua Curitiba 2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870, issued by the Minas Gerais State Public Safety Department, and CPF nº 098044046-72;

Marco Antônio de Rezende Teixeira

–  Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Senhora das Graças 64/801, Cruzeiro, CEP 30310-130, bearer of Identity Card M611582, issued by the Minas Gerais State Public Safety Department, and CPF 371515926-04; and

Camila Nunes da Cunha Pereira Paulino

–  Brazilian, married, public relations executive, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Eugênio Murilo Rubião 185/601, Anchieta, CEP 30310-540, bearer of Identity Card MG11491274, issued by the Public Safety Department of Minas Gerais State, and CPF 053194916-89.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– and as their respective substitute members:

Helvécio Miranda Magalhães Junior

–  Brazilian, single, doctor, resident and domiciled in Belo Horizonte, MG, at Rua Cláudio Manoel 735/1104, Funcionários, CEP 30140-100, bearer of Identity Card 161715-0, issued by the Minas Gerais State Public Safety Department, and CPF 561966446-53;

Flávia Cristina Mendonça Faria Da Pieve

–  Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Fábio Couri 155/502, Torre 2, Luxemburgo, CEP 30380-560, bearer of Identity Card M8033108, issued by the Public Safety Department of Minas Gerais State, and CPF 037964286-73; and

Wieland Silberschneider

–  Brazilian, divorced, economist, domiciled in Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas 1210/301, Gutierrez, CEP 30441-023, bearer of Identity Card MG-1072289, issued by the Minas Gerais State Civil Police (PCMG), and CPF 451960796-53.

Asking for the floor, the representative of the stockholder BNDES Participações S.A. (BNDESPar), although not being part of the group voting on this occasion, stated the understanding that obedience to the prohibitions in Article 17 of the State Companies Law for nominations to an Audit Board, independently of the legal dispute on whether they are mandatory, are the best corporate governance practice for formation of the Audit Board, in that they ensure a higher level of professionalism, and recommended that all the Company’s stockholders should adopt them in their nominations.

It was also the understanding of BNDESPar that, in spite of the juridical support for this election and for the nominations made for it, considering the transitory nature of the court decision, given as it was in an interim remedy and already subject to contestation, it would be prudent for the controlling stockholder of the Company to aim for a composition of the Audit Board in line with the view taken by the CVM in Case 19957.004466/2018-41, to avoid any later need for re-composition of that Board, even before the end of the current period of office, which would harm the continuity of its work. BNDESPar also alerted the meeting that the other requirements and prohibitions in the State Companies Law should be complied with, including the need for one of the nominees to be a government employee with a permanent link to the public administration.

The representative of the stockholder The State of Minas Gerais then reported that the Judiciary of Minas Gerais State had granted a request for urgent relief in the following terms:

“a)

suspending the effect of the recommendation / decision issued by the CVM contained in Official Announcement 227/2018/CVM/SEP/GEA-1 (SEI 19957.005738/2018-20); and thus requiring the CVM to abstain from opening any administrative proceedings tending to punish the controlling stockholder, or Cemig, in any case where the reason for action is application of the prohibitions stated in §2 of Article 17 of Law 13303/2016 in relation to the members of Cemig’s Audit Board, until any subsequent court decision, on penalty of a fine in the event of non-compliance;

b)

consequent order that Cemig should urgently (subject to the minimum timing required by the law and by its by-laws), in a General Meeting of Stockholders, elect the members of its Audit Board, based on the names already put forward by The State of Minas Gerais, as majority stockholder, on May 16, 2018, subject to the requirement in Article 26 of Law 13303/2016, as regulated by State Decree 47154/2017, but without the prohibitions established by that Law in relation to the members of the Board of Directors (§ 2º of Article 17 of Law 13303/2016); on penalty of a procedural fine in the event of non-compliance with the decision.”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and approved by a majority of votes, as follows:

Group	Votes in favor	Votes against	Abstentions
Sitting and substitute member:
José Afonso Bicalho Beltrão da Silva and Helvécio Miranda Magalhães Júnior	83,211,485	14,147,598	32,423,830
Marco Antônio de Rezende Teixeira and Flávia Cristina Mendonça Faria Da Pieve	83,211,484	14,147,598	32,423,827
Camila Nunes da Cunha Pereira Paulino and Wieland Silberschneider	83,211,484	14,147,597	32,423,826

The Audit Board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they are not subject to any of the prohibitions in Law 6404/1976 or Law 13303/2016, nor in Minas Gerais State Decree 47154/2017, and that they comply with the criteria and requirements of the applicable legislation and regulations; they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair stated that, subject to swearing-in of the new members of the Audit Board being conditional upon presentation of the declaration statements contained in the applicable federal and state legislation, the composition of the Audit Board is now as follows:

Audit Board

Sitting members:	Substitute members:
José Afonso Bicalho Beltrão da Silva,	Helvécio Miranda Magalhães Júnior,
Marco Antônio de Rezende Teixeira,	Flávia Cristina Mendonça Faria Da Pieve,
Camila Nunes da Cunha Pereira Paulino,	Wieland Silberschneider,
Rodrigo de Mesquita Pereira,	Michele da Silva Gonsales,
Cláudio Morais Machado;	Carlos Roberto de Albuquerque Sá.

The meeting being opened to the floor, since no-one else wished to speak, the Chair ordered the meeting suspend for the time necessary for writing of the minutes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The session being reopened, the Chair put the said minutes to debate and to the vote, and they were approved unanimously, that is to say, by 389,348,730 votes; verifying that they had been signed, she closed the meeting.

For the record, I, Carlos Henrique Cordeiro Finholdt, Secretary, wrote these minutes and sign them, together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET NOTICE DATED JULY 26, 2018: REPLY TO CVM INQUIRY LETTER 289/2018/CVM/SEP/GEA-1

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to CVM Inquiry Letter 289/2018/CVM/SEP/GEA-1

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, July 25, 2018.

Maurício Fernandes Leonardo Júnior

Investor Relations Director

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Av. Barbacena, 1200, 5º andar/ B1

Santo Agostinho, Belo Horizonte, MG

CEP:     30.190-131

Tel:     (31) 3506-5024

Fax:     (31) 3506-5026

Email: ri@cemig.com.br

cc:        emissores@bvmf.com.br

Subject: Request for information on news media report

“Dear Sir,

1.	We refer to the news report published today in the news medium Valor Econômico, in the Empresas (‘Companies’) section, under the headline:

“Cemig assessing ‘Plan B’ for sale of Light”

which contains the following statements:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“

Facing challenges in its efforts to sell its interest in Light, the Minas Gerais state company Cemig is assessing a ‘Plan B’ for payment of the put option exercised against it, which is to be settled in November of this year. The priority continues to be the sale of control of the Rio de Janeiro electricity distributor Light, but, since the proposals received so far have not been considered attractive, Cemig is working with an alternative for payment of the put option that will avoid Light becoming a state company.

According to one source, Cemig needs approximately R$ 600 million to pay the option. There is R$ 100 million deposited in a guarantee account, which remained from the proceeds of the sale of part of the control stockholding in the transmission company Taesa. The idea is to rely on the sale of Cemig Telecom to finance the rest.

The minimum price established for the assets of Cemig Telecom, which will be auctioned on August 8, is R$ 367 million. Since there are many bidders interested in the company, Cemig’s expectation is that the transaction will be made for a premium over the minimum price. According to Cemig, there are 17 investors interested.

Valor has found that they include Brazil’s principal telephone network operators, mobile telephone tower companies, investment funds, and foreign companies, such as Sterlite Power Grid of India.

Even resolving the problem relating to the put option, Cemig will still need to avoid allowing Light to become a majority-state-controlled company. With settlement of the put option, its interest will increase from 43% to 52% of Light, which could cause early maturity of debts due to covenants in financing contracts.

[...]

A possible problem involves the situation of Renova Energia, controlled by Cemig and by Light. As well as its net debt of R$ 1.3 billion, while generating extremely low cash flow, Renova needs funds to complete the works on the Alto Sertão III wind complex, which are behind schedule.

Valor has found that between R$ 300 and R$ 400 million is still needed to complete the project. Further to this, there is R$ 200 million in debts to suppliers that need to be settled. With the present debt, and the problems resulting from the works being behind schedule, such as the exposure to the electricity spot market, these costs could make the return on the project unfeasible.”

2

We request a statement by your company on the truthfulness of this report, and if it is true, reasons why Cemig understood that this was not a matter for a Material Announcement, and also commentaries on other information considered important on the subject.

3

This statement must be given through the Empresa.NET System, in the category: Market notice, sub-category: Responses to consultations by CVM/B3; Media News Report – and should include a transcription of this Official Letter.

4

We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law No. 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this Official Letter, which is sent exclusively by e-mail, by July 26, 2018, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.    ”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Mr. Cláudio José Paulo, Acting Manager

In reply to Official Letter 289/2018/CVM/SEP/GEA-1, Cemig states as follows:

Cemig believes that transparency and accountability are not only legally imposed duties but indispensable prerequisites for efficient management.

For this reason, aiming to keep investors duly informed, Cemig has published Material Announcements, on June 1, 2017 and July 7, 2017, announcing and updating its program of disinvestment which, among other aims, seeks to enhance the Company’s financial equilibrium, through accelerated reduction of its net indebtedness.

Cemig reiterates that the assets referred to in the article published by the newspaper Valor Econômico are part of the said disinvestment program, and that it has been keeping the market and other interested parties updated on the processes of sale of those assets.

As of today’s date, there is no new information which, under CVM Instruction 358/2002, would justify publication of a further Material Announced on any of these subjects.

Finally, Cemig encourages the communications media, for the benefit of its readers, always to state its sources, and once again re-emphasizes that it is available for verification of information.

Belo Horizonte, July 26, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET ANNOUNCEMENT DATED JULY 30, 2018: PRE-PAYMENT OF DEBT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Pre-payment of debt

Cemig (Companhia Energética de Minas Gerais) – listed and traded on the stock exchanges of São Paulo, New York and Madrid – hereby informs the CVM (the Brazilian Securities Commission (CVM), the São Paulo stock Exchange (B3) and the market as follows:

On July 27, 2018 Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), following the re-opening of its Eurobond issue, made early payment of R$ 385 million, or 25vs% of the total nominal balance, of its 7th Debenture Issue, the cost of which was 140% of the CDI rate, and which had original maturity date on December 23, 2021.

Cemig believes this once again demonstrates its commitment to reducing financial expenses and lengthening its debt profile, improving profitability and enhancing its credit quality.

Belo Horizonte, July 30, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AUGUST 8, 2018:

CEMIG TELECOM ASSETS SOLD FOR SIGNIFICANT PREMIUMS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig Telecom assets sold for significant premiums

Cemig (Companhia Energética de Minas Gerais – listed, with securities traded on the stock exchanges of São Paulo, New York and Madrid), as per CVM Instruction 358 of January 3, 2002, as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Today Cemig held the Public Auction for sale of its telecommunications assets not within scope of primary use, as specified in Tender Announcement 500-Y12121.

•

The winning bid for Lot 1, presented by American Tower do Brasil – Internet das Coisas Ltda., was for R$571,000,000.00 (five hundred seventy one million Reais), that is to say 70.41% above the minimum sale value specified in the Tender Announcement.

•

The winning bid for Lot 2, presented by Algar Soluções em TIC S.A., was for R$77,890,000.00 (seventy seven million, eight hundred ninety thousand Reais), i.e. 139.86% above the minimum sale value specified in the Tender Announcement.

The winning bidders were qualified during the session. Cemig will declare the winners after expiration of the period for appeals. After signature of the Asset Sale Agreements, conclusion of the transaction will depend on compliance with suspensive conditions stated in the Tender Announcement, including approval by the Brazilian competition authority, CADE (Conselho Administrativo de Defesa Econômica), if applicable.

The minutes of the public auction session are available on Cemig’s Electronic Procurement Site (http://compras.cemig.com.br/).

Cemig reiterates its commitment to keep stockholders and the market timely informed in accordance with the applicable law and regulations.

Belo Horizonte, August 8, 2018

Daniel Faria Costa

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

SUMMARY OF PRINCIPAL DECISIONS OF THE 740TH

MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 10, 2018

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of August 10, 2018

SUMMARY OF PRINCIPAL DECISIONS

At its 740th meeting, held on August 10, 2018, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.

Convocation of an Extraordinary General Meeting of Stockholders to be held on September 18, 2018, at11 a.m., to deal with election of members of the Audit Board nominated by the controlling stockholder.

2.	Reprofiling of the debt of Santo Antônio Energia S.A. (Saesa), with guarantee by Cemig, such guarantee to be limited to the proportion of Cemig’s equity interest in Saesa.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AUGUST 16, 2018:

LIGHT IS EVALUATING THE POSSIBILITY OF RAISING FUNDS THROUGH A PUBLIC OFFERING

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Light is Evaluating the Possibility of Raising Funds through a Public Offering

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company, Light S.A. (‘Light’) has today published the following Material Announcement:

“

Light S.A. (“Company”), under the terms of Instruction No. 358, dated as of January 3, 2002 of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários—“CVM”), as amended, hereby informs its shareholders and the market in general that it is evaluating the possibility of raising funds through a public offering of common shares issued by the Company (“Offering”), and, as a preliminary and preparatory act for the potential Offering, signed a non-binding memorandum of understanding (“Memorandum”) aiming to anchor a portion of such potential Offering by investment funds led by GP Investments, Ltd. (“Investors”).

The Memorandum is a preliminary and non-binding document, which only establishes indicative terms and conditions in case the Offering, in fact, occurs. However, the Company emphasizes that the effective pursuit of the Offering and the proposed anchoring by the Investors are subject to several factors and conditions, amongst others, market conditions, and there is no guarantee that neither will occur or under which terms and condition. As of this date, there is no definitive guarantee as to the performance of the Offering, as well as its structure and volume. Any future offering of shares will be conducted in accordance with the applicable regulations and legislation.

The Company will keep the Market informed of any development or deliberations regarding the potential Offering and the potential transaction proposed by the Investors, with due regard to the restrictions contained in CVM rules and other applicable legislation.”

Belo Horizonte, August 16, 2018.

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

NOTICE TO STOCKHOLDERS DATED AUGUST 17, 2018:

EXTRAORDINARY GENERAL MEETING OF SEPTEMBER 18 POSTPONED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

EGM of September 18 postponed

Cemig (Companhia Energética de Minas Gerais) hereby notifies stockholders that the Extraordinary General Meeting of Stockholders called for September 18, 2018, as decided by the Board Meeting of August 10, 2018, has been postponed to a later date, to be decided by the Board of Directors.

Belo Horizonte, August 17, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AUGUST 24, 2018: CONTRACTS FOR SALE OF TELECOM ASSETS SIGNED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Contracts for sale of Telecom assets signed

Complementing its Material Announcement of August 8, 2018, and in accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais - listed and traded on the stock exchanges of São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today, August 24, 2018, Cemig signed Contracts for sale of assets with:

•	American Tower do Brasil – Internet das Coisas Ltda., winning bidder for Lot 1 of Public Tender Auction Nº 500-Y12121, and

•	Algar Soluções em TIC S.A., winning bidder for Lot 2 of the same tender,

for:    - sale of telecommunications assets not within Cemig’s scope of primary use; and

         - assignment of contractual positions in the contracts associated with those assets.

Conclusion of these transactions is subject to suspensive conditions stated in the Tender Announcement, including approval by the Brazilian Monopolies Authority, CADE.

Cemig reiterates its commitment to keep stockholders and the market timely informed in accordance with the applicable law and regulations.

Belo Horizonte, August 24, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MATERIAL ANNOUNCEMENT DATED AUGUST 31, 2018: REIMBURSEMENT FOR SÃO SIMÃO AND MIRANDA PLANTS RECEIVED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Reimbursement for São Simão and Miranda plants received

Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today (Aug. 31, 2018) Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) received the amounts of reimbursement relating to the assets not previously amortized or depreciated in the basic plans of the São Simão and Miranda hydroelectric plants, as specified in Mining and Energy Ministry Ministerial Order 291/2017.

The total of these amounts received today is R$ 1,139,355,248.29.

Belo Horizonte, August 31, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

MARKET NOTICE DATED SEPTEMBER 4, 2018: CEMIG AWARDED ANEFAC TRANSPARENCY TROPHY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig awarded Anefac Transparency Trophy

Cemig (Companhia Energética de Minas Gerais – listed with securities traded on the stock exchanges of São Paulo, New York and Madrid) hereby informs the CVM (the Brazilian Securities Commission), the São Paulo Stock Exchange (B3) and the public as follows:

Cemig has once again been awarded the Anefac Transparency Trophy – the award created in 1997 to encourage transparency in Brazilian companies’ financial reporting.

The trophy is a joint initiative of:

–	the Brazilian National Association of Finance, Management and Accounting Executives (Associação Nacional dos Executivos de Finanças, Administração e Contabilidade, or Anefac)

–

the Accounting, Actuarial and Financial Research Institution Foundation (Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – Fipecafi) of the School of Applied Economics (FEA) of São Paulo University (USP), and

–	Serasa Experian.

Cemig’s award, in the category Listed companies with billing over R$ 5 billion, reflects the clarity of its financial statements and the quality of the information published.

The winning companies were chosen by master’s degree and doctorate students of FEA/Fipecafi after analysis of the financial statements of more than two thousand companies.

Belo Horizonte, September 4, 2018

Maurício Fernandes Leonardo Júnior

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

TIMETABLE FOR REALEASE OF SECOND QUARTER 2018 RESULTS

Second Quarter 2018 Results Presentation

Cemig

(BM&FBOVESPA: CMIG3, CMIG4; NYSE: CIG, CIG.C; Latibex: XCMIG)

announces its

TIMETABLE for Release of 2Q2018 Results:

Publication

August 14, 2018 (Tuesday)

(after the closing of markets in São Paulo and New York)

The information will be available on our website: http://ri.cemig.com.br

Webcast and Conference call

August 16, 2018 (Thrusday), at 2:00 p.m. (Brasília time)

Transmission of the results with simultaneous translation into English by webcast at:

http://ri.cemig.com.br

or

by conference call at:

+ 55 11 2188-0155 (1st option) or

+ 55 11 2188-0188 (2nd option)

Password: CEMIG

Conference Call Playback:

Phone: (55 11) 2188-0400

Available: From August 16 to 30, 2018

For any questions please call +55 31 3506-5024.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PRESENTATION OF SECOND QUARTER 2018 RESULTS

2Q18

Results

CMIG4 NÍVEL 1 BOVESPA BRASIL
CMIG3 NÍVEL 1 BOVESPA BRASIL
CIG LISTED NYSE
CIG.C LISTED NYSE
LATIBEX XCMIG

2Q18
Results

Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated.
Financial data reflect the adoption of IFRS.

Hightlights
Ebitda
R$810 million in 2Q18
Growth of 9.5% (2Q18/2Q17)
R$1,817 million
Reduction of 1.3%
(1H18/1H17)
PMSO
R$710 million
Reduction of R$177 million (2Q18/2Q17)
R$1,378 million
Reduction of 14.0%
(1H18/1H17)
Net profit
(adjusted)
R$236 million
Growth of 71% (2Q18/2Q17)
R$700 million
Increase of 45.5%
(1H18/1H17)
Telecom assets
R$649 million - Total amount
Premium of 76.8% on auction reserve price
Success in asset sale auction
Hedge on Eurobond issue
Accounting effect in net profit: R$296 million
Second tranche issued: US$500 million – July 2018

Telecom assets
On August 8, 2018 Cemig held its public auction of telecom assets
Winning bids
Presented by American Tower do Brasil
R$571 million, 70.41% above reserve price
Lot 1
Lot 2
Presented by Algar Soluções
R$77.9 million, 139.86% above reserve price
After signature of the sale agreements, conclusion of the transaction will depend on:
– compliance with suspensive conditions as stated in the tender announcement,
– including, if applicable, approval by the Brazilian competition authority, CADE.
Divestment

Accounting - Eurobonds
Net financial expenses: additional R$ 449 million
R$532 million – Expense (in R$) on FX variation with increase in USD exchange rate
R$83 million – Gain on financial instruments
Financial instruments adopted for protection of foreign currency-denominated debt
Protection of interest payments- Swap
The transaction replaces payment of interest charges at 9.25% in US dollars with 150.49% of the local CDI rate
Protection of the principal - Call Spread
Protection for variation in R$/US$ Exchange rate between floor of R$3.25 and ceiling of R$5.00
Within this band, the Company pays the floor amount, at maturity. If the ceiling is exceeded, at maturity the Company pays the floor level of R$3.25 plus the difference between the US$/R$ exchange rate and the ceiling level of R$5.00.
Fair value calculation:
The main variables used in the calculation of fair value of these hedge transactions are:
Expectations for future variations in the CDI rate and
the US dollar exchange rate.
Note:
– The net expense of R$449 million is non-cash: it is an accounting effect.
– Cash flow is protected from FX variation by the financial instruments contracted.
The foreign exchange variation expense not being offset, in the half-year, by the hedge instruments contracted, resulted in a net negative accounting effect for the transaction in this period – and was caused by expected future values for variation resulting from the CDI rate (as indicated by the domestic future interest rates curve) being higher than the figures indicated by the future curve for the R$/US$ exchange rate. This situation, which occurred basically in the months of May and June 2018, was due to the instability of the macroeconomic scenario.
Hedge

Cemig's electricity market 6

Volume sold - (GWh)
13.540
62
74
263
1
8
128
14.076
3.96%
2Q17
Residential
Industrial
Commercial
Rural
Others
Wholesale
2Q18

Total energy billed Cemig D
+5.7%
10,610
11,216
4.287
13.7%
4.873
6.313
0.3%
6.331
891
897
0.67%
950
954
0.42%
1.322
1.295
2.08%
654
627
4.31%
2.496
2.558
2.42%
Others
Rural
Commercial
Industrial
Residential
2Q17
2Q18
2Q17
2Q18
Electricity transported
Consumption by captive market

Market Cemig GT
+7.0%
630
629
0.16%
2.237
2.340
4.60%
4.195
4.586
9.32%
2Q17
2Q18
Regulated Market
ACL - Free contracts
Free clients

Cemig’s electricity market
Volume sold - (GWh)
2Q17 Residential Industrial Commercial Rural Others Wholesale 2Q18
Total energy billed Cemig D
Electricity transported
Consumption by captive market
Market Cemig GT
Free clients
ACL - Free contracts
Regulated Market

7

Cemig D Losses

Technical losses
4.476
4.458
4.451
4.485
4.572
4.542
8,99%
8,98%
9,00%
8,98%
9,00%
9,01%
7,84%
7,84%
7,84%
7,84%
7,84%
8,77%
Mar/17
Jun/17
Sep/17
Dec/17
Mar/18
Jun/18
Technical losses (GWh)
Technical Losses / Total Load (%)
Regulatory Losses (%)

Total losses
6.668
6.889
6.773
7.113
7.106
6.937
13,40%
13,88%
13,69%
14,24%
13,99%
13,76%
10,81%
10,82%
10,84%
10,84%
10,92%
11,75%
Mar/17
Jun/17
Sep/17
Dec/17
Mar/18
Jun/18
Total losses (GWh)
Total Losses / Total Load (%)
Regulatory Losses (%)

Cemig D Losses
Technical losses
Mar/17
Jun/17
Sep/17
Dec/17
Mar/18
Jun/18
Technical losses (GWh)
Technical Losses / Total Load (%)
Regulatory Losses (%)
Total losses
Total losses (GWh)
Total Losses / Total Load (%)
Regulatory Losses (%)

Consolidated operational expenses 8

PMSO
3
16
-187
-6
-11
170
-11
-27
218
31
-38
Personnel
Materials
Contracted Services
Others
Post-Retirement
Purchased Energy
Depreciation/ Amortization
Operating Provisions
Charges for Use of Basic Transmission Network
Gas bought for resale
Others

PMSO
PMSO
Personnel
717
887
734
723
669
710
400
542
358
352
351
352
-20.0% 2Q18/2Q17
-35.1% 2Q18/2Q17
1Q17
2Q17*
3Q17
4Q17
1Q18
2Q18*

Consolidated operational expenses
Change in consolidated operational expenses– 2Q18/2Q17
PMSO
Personnel
Materials
Contracted Services
Others
Post-Retirement
Purchased Energy
Depreciation/ Amortization
Operating Provisions
“Charges for Use of Basic
Transmission Network”
Gas bought for resale
Others
-20.0%
2Q18/2Q17
-35.1%
2Q18/2Q17
1Q17
2Q17*
3Q17
4Q17
1Q18
2Q18*
* Expense on employees joining the voluntary retirement plan: R$26 million in 2Q18 and R$165 million in 2Q17

9

Ebitda consolidated

-1.25%
1,840
1,817
740
2ºQ
810
2ºQ
1.100
1ºQ
1.007
1ºQ
1H17
1H18

Growth of 9.5 % - 2Q18/2Q17

740
328
177
418
87
113
21
12
810
2Q17
Revennues
PMSO
Non-controling cost
Others
Loss on Equity
Telecom
Depreciation
2Q18

By Company

1H17
238
13%
223
12%
1.379
75%
1H18
229
13%
618
34%
970
53%
Cemig GT
Cemig D
Others

Ebitda consolidated
Growth of 9.5% - 2Q18/2Q17
2Q17
Revennues
PMSO
Non- controling cost
Others
Loss on Equity
Telecom
Depreciation
2Q18
1H17
1H18
By Company
Cemig GT
Cemig D
Others
1ºQ
2ºQ

10

CEMIG

Net profit consolidated

+45.5%
481
700
2ºQ
138
1ºQ
343
236
2ºQ
464
1ºQ
1H17
1H18
Adjusted

Growth of 71% 2Q18/2Q17

138
328
177
418
87
113
-156
-96
-60
296
236
Custos/Despesas
2Q17
Revenues
PMSO
Non-controling cost
Others
Loss on Equity
Financial results
Others
2Q18
Hedge adjustment
2Q18 Adjusted

Net profit Cemig GT

345
247
113
2Q17
1Q18
2Q18
Adjusted

Net profit Cemig D

66
62
-240
2Q17
1Q18
2Q18

Net profit consolidated
Growth of 71% 2Q18/2Q17
1ºQ
2ºQ
Custos/Despesas
2Q17
Revennues
PMSO
Non-controling cost
Others
Loss on Equity
Financial results
Others
2Q18
Hedge adjustment
2Q18 Adjusted
1H17
1H18 Adjusted
Net profit Cemig GT
Net profit Cemig D
2Q17
1Q18
2Q18 Adjusted

Eurobonds
An additional tranche of the December 5, 2017 Eurobond issue was issued on July 18, 2018
Amount: US$500 million
Yield: 9.14% p.a.
Interest: Six-monthly
Maturity of principal: December 2024
Financial instruments adopted for protection of foreign currency-denominated debt in the additional tranche:
Protection of interest payments: Swap
The transaction replaces the payments of interest charges at 9.25% in US dollars with 125.52% of the local CDI rate.
Protection of the principal: Call Spread
Protection for variation in the USD exchange rate between: floor of R$3.85 and ceiling of R$5.00
Within this band, the Company pays the floor amount, at maturity. If the ceiling is exceeded, at maturity the Company pays the floor level plus the difference between the US$/R$ exchange rate and the ceiling level of R$5.00.
Retap

12

Cemig, consolidated: debt profile

Leverage

Maturities timetable

Total net debt: **R$13.3 billion**

Average tenor: **3.9 years**

1.709
2.059
1.974
2.363
2.003
227
4.046
224
2018
2019
2020
2021
2022
2023
2024
After 2024

Maturities timetable – pós Retap

Consolidated debt (in R$ of July 2018) - including expectation of use of 2nd Eurobond tranche
533
828
348
837
1.222
126
1.848
116
2.248
2.003
227
1.907
4.046
224
2018
2019
2020
2021
2022
2023
2024
After 2024
Without change
Payment with Retap proceeds
Retap
Amortization

Cost of debt- %

14,28
15,89
12,03
10,39
9,09
8,72
9,19
3,74
8,40
8,97
7,22
6,01
5,77
4,65
2015
2016
jun/17
set/17
2017
mar/18
jun/18
Real
Nominal

Main indexors

25%
26%
48%
1%
CDI
IPCA
DOLLAR
OTHER

Cemig, consolidated: debt profile
Maturities timetable
Total net debt: R$13.3 billion
Average tenor: 3.9 years
Cemig GT: amortized R$ 533 million in Debentures and made early repayment of R$ 385 million, with proceeds of the second Eurobond tranche.
2018
2019
2020
2021
2022
2023
2024
After 2024
Maturities timetable – pós Retap
Consolidated debt (in R$ of July 2018) - including expectation of use of 2nd Eurobond tranche
Without change
Payment with Retap proceeds
Retap
Amortization
Cost of debt- %
2015
2016
jun/17
set/17
2017
mar/18
jun/18
Real Nominal
Main indexors
CDI
IPCA
DOLLAR
OTHER
Leverage

Covenant 13

Net debt/Ebitda

Eurobonds´ Covenant - (LTM – last twelve months)

Cemig H
5,00
5,00
4,25
4,25
3,50
3,58
3,45
2017
jun/18
2018
jun/19
2019
Limit
Realized

Cemig GT
5,50
5,50
5,00
5,00
4,50
3,53
3,62
2017
jun/18
2018
jun/19
2019
Limit
Realized

Reprofiling´s Covenant - (LTM – last twelve months)

Cemig H
4,50
4,50
4,25
4,25
3,50
3,28
3,17
2017
jun/18
2018
jun/19
2019
Limit
Realized

Cemig GT
5,50
5,00
5,00
4,50
4,50
3,04
3,10
2017
jun/18
2018
jun/19
2019
Limit
Realized

Cemig D
7,50
7,50
4,50
3,80
3,80
4,1
3,47
2017
jun/18
2018
jun/19
2019
Limit
Realized

Covenant
Net debt/Ebitda
Eurobonds´ Covenant - (LTM – last twelve months)
Cemig H
Cemig GT
Reprofiling´s Covenant - (LTM – last twelve months)
Cemig D
2017
jun/18
2018
jun/19
2019
Limit Realized

Cash flow 14

Operations
-R$9
Financing
-R$269
Investment
R$189
Securities
1.087
Cash
1.030
383
1.052
672
190
582
110
379
739
550
Total
1,293
Securities
352
Cash
941
Cash start of 2018
Profit 1H18
Expenses (revenues) not affecting cash
Interest aid on loans and financings
Supplies
Others
Capital increase
Loans and debentures
Cash investments
Investments
Cash end of 1H18

Cash flow
Cash start of 2018
Profit 1H18
Expenses (revenues) not affecting cash
Interest aid on loans and financings
Supplies
Others
Capital increase
Loans and debentures
Cash investments
Investments
Cash end of 1H18
Securities
Cash
Operations
-R$9
Financing
-R$269
Investment
R$189
Total
1,293

CMIG3 NÍVEL 1 BOVESPA BRASIL

CMIG4 NÍVEL 1 BOVESPA BRASIL

CIG LISTED NYSE

CIG.C LISTED NYSE

LATIBEX XCMIG

Índice de Sustentabilidade Empresarial ISE 2018

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

CDP DRIVING SUSTAINABLE ECONOMIES

CEMIG

Investor relations

Tel: +55 (31) 3506-5024

ri@cemig.com.br

http://ri.cemig.com.br

CEMIG
Investor relations Tel.: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br
CMIG3
CMIG4
NÍVEL 1
BOVESPA BRASIL
CIG
LISTED
NYSE
CIG.C
LATIBEX
XCMIG
ISE 2018
Índice de Sustentabilidade Empresarial
MEMBER OF
Dow Jones
Sustainability Indices
In Colaboration with RobecoSAM

EARNINGS RELEASE

CEMIG

2Q18 RESULTS

2Q18 EBITDA: R$ 810 MILLION

Main facts of 2Q18:

∎

Net financial expense of R$449 million from foreign Exchange variation on US-dollar due to the Eurobond issue, partially offset by gain on financial instruments- the adjustment to fair value of the swap transaction

∎	Equity earnings contribution from subsidiaries negative: R$ 83 million

∎	2Q18 results do not count on hydro plants auctioned in 2017

∎	Gain with operational efficiency

o	the PMSO decreased by 177 million – 20% lower (2Q18 / 2Q17)

Indicators – GWh:	2Q18	2Q17	Change%
Electricity sold (excluding CCEE)	14,076	13,540	3.96
Indicators – R$´000:	2Q18	2Q17	Change%
Sales on CCEE	25,639	198,529	(87.09)
Gross revenue	8,207,936	7,788,240	5.39
Net revenue	5,533,199	5,205,029	6.30
Ebitda (IFRS)	810,143	739,642	9.53
Net profit	(60,370)	138,114	—
Earnings per share – PN (preferred) shares	(0,04)	0,11	—
Ebitda margin	14.64%	14.21%	0.43pp

Conference call

Publication of 2Q18 results

Video webcast and conference call

August 16, 2018 (Thursday), at 2 p.m. Brasĺlia time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel.: +55 (11) 2188-0400 Password: CEMIG Português (Available from August 16-30, 2018)

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

∎	Chief Finance and Investor Relations Officer

Maurício Fernandes Leonardo Júnior

∎	General Manager, Investor Relations

Antônio Carlos Vélez Braga

∎	Manager, Investor Market

Robson Laranjo

Summary

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the U.S. Securities and Exchange Commission (SEC).

Cemig’s shares and ADRs – market prices, vs. indices

Security	Ticker	Currency	June 30, 2018	Close of 2017	Change in the period %
Cemig PN	CMIG4	R$	7.30	6.46	12.9%
Cemig ON	CMIG3	R$	6.60	6.38	3.4%
ADR PN	CIG	US$	1.84	1.93	–4.6%
ADR ON	CIG.C	US$	1.72	1.84	–6.7%
Bovespa index	Ibovespa	—	72,763	76,402	–4.8%
IEEX	IEEX	—	38,562	39,732	–2.9%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 10.12 billion in 2Q18, a daily average of R$ 82.26 million – this is 12.86% higher than in 2Q17. Average daily trading in the common (ON) shares was R$ 8.77 million. Cemig’s shares, by volume – in the aggregate of common (ON) and preferred (PN) shares – were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the whole Brazilian equity market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 2Q18 was US$1.04 billion. We see this as reflecting recognition by the investor market, and maintaining Cemig’s position as a global investment option.

The São Paulo stock exchange Ibovespa index fell 4.8% in the first half of 2018 (1H18), closing the half-year at 72,763 points. Cemig’s shares outperformed the principal Brazilian stock index and also the Brazilian electricity sector index: in 1H18 the common (ON) shares rose 3.4%, and the preferred (PN) shares rose 12.9%. The price of the ADRs for Cemig’s preferred shares, traded in New York, fell 4.6% in the period.

Long-term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rate	Outlook	Rating	Outlook
Fitch	BBB-(bra)	Stable	BBB-(bra)	Stable	BBB-(bra)	Stable
S&P	brBBB	Positive	brBBB	Positive	brBBB	Positive
Moody’s	B2.br	Stable	B2.br	Stable	B2.br	Stable

Global rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B	Stable	B	Stable	B	Stable
S&P	B	Positive	B	Positive	B	Positive
Moody’s	B3	Stable	B3	Stable	B3	Stable

Ratings of Eurobonds:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B	Stable	BB–	Stable	B	Stable
S&P	B	Stable	B	Stable	B	Stable

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards). They are expressed in thousands of Reais (R$ ’000), except where otherwise noted.

PROFIT AND LOSS ACCOUNTS

Consolidated – R$’000	2Q18	2Q17	Change%
REVENUE	5,533,199	5,205,029	6.30
OPERATING COSTS
Personnel	(348,576)	(535,954)	(34.96)
Employees’ and managers’ profit shares	(3,150)	(6,007)	(47.56)
Post-retirement obligations	(86,126)	(97,390)	(11.57)
Materials	(18,416)	(15,829)	16.34
Outsourced services	(254,553)	(238,140)	6.89
Electricity purchased for resale	(2,818,905)	(2,649,330)	6.40
Depreciation and amortization	(198,309)	(209,435)	(5.31)
Operating provisions	(134,112)	(161,386)	(16.90)
Charges for use of the national grid	(416,038)	(197,764)	110.37
Gas bought for resale	(293,225)	(262,651)	11.64
Infrastructure construction costs	(202,974)	(240,475)	(15.59)
Other operating expenses, net	(85,246)	(90,938)	(6.26)

TOTAL COST	(4,859,630)	(4,705,299)	3.28

Equity method gains in non-consolidated investees	(83,107)	30,477	—
Operational profit before Financial revenue (expenses) and taxes	590,462	530,207	11.36
Financial revenues	249,315	169,010	47.51
Financial expenses	(946,147)	(510,564)	85.31

Pre-tax profit	(106,370)	188,653	(156.38)
Current and deferred income tax and Social Contribution tax	24,628	(50,539)	—

LOSS (GAIN) ON CONTINUING OPERATIONS	(81,742)	138,114	—

Profit in the period from discontinued operations—Telecom	21,372	—	—

NET LOSS (GAIN) FOR THE PERIOD	(60,370)	138,114	—

Results for second quarter 2018

For the second quarter of 2018 (2Q18) Cemig reports a loss of R$ 60,370, which compares to net profit of R$ 138,114 in 2Q17.

This primarily reflected significant net non-operational expenses of R$ 449,088, comprising:

(i)	FX variation on the debt raised in December 2017 (Eurobond issue);

–	partially offset by the effects of:

(ii)

adjustment to fair value of the swap transaction made by the Company to replace the interest payments on the Eurobonds (expressed in the issue as 9.25% p.a. in US dollars) by 150.49% of the Brazilian domestic CDI rate, with a hedge contracted for the principal for US dollar exchange rate variation between a floor of R$ 3.25 and a ceiling of R$ 5.00 – in this case the floor value will be paid by the Company at maturity.

Cemig’s consolidated electricity market

The Cemig Group sells electricity through: its distribution company, Cemig Distribuição (‘Cemig D’); its generation and transmission company, Cemig Geração e Transmissão (‘Cemig GT’); and its other wholly-owned subsidiaries – Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

i.	This market comprises sales of electricity to:

ii.	captive consumers in Cemig’s concession area in the State of Minas Gerais;

iii.	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

iv.	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and

v.	distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 2Q18 the “Cemig Group” sold a total volume of 14,076,058 MWh, which was 3.96% less than in 2Q17.

Sales of electricity to final consumers in 2Q18, plus Cemig’s own consumption, totaled 11,101,488 MWh, or 3.81% more than in 2Q17.

Sales to distributors, traders, other generating companies and independent power producers in 2Q18 totaled 2,974,570 MWh – or 4.51% more than in 2Q17.

In June 2018 the “Cemig Group” invoiced 8,395,664 clients – a growth of 1.0% in the consumer base since June 2017. Of these, 8,395,283 were final consumers (including Cemig’s own consumption), and 381 were other agents in the Brazilian power industry.

The chart below itemizes the sales of the “Cemig Group” to final consumers in the year, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change,%	Average price 2Q18 R$	Average price 2Q17 R$
	2Q181	2Q17
Residential	2,557,762	2,496,022	2.47	761.63	772.27
Industrial	4,524,750	4,450,891	1.66	253.97	278.99
Commercial, Services and Others	2,155,487	1,892,746	13.88	498.74	579.24
Rural	954,766	953,709	0.11	424.59	431.02
Public authorities	220,791	226,041	(2.32)	595.45	611.42
Public lighting	345,401	341,420	1.17	369.86	394.25
Public services	331,174	324,405	2.09	428.80	439.25

Subtotal	11,090,131	10,685,234	3.79	448.94	476.55

Own consumption	11,357	8,788	29.23	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	2,974,570	2,846,261	4.51	257.69	366.81

Total	14,076,058	13,540,283	3.96	414.75	428.39

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients by Cemig D and electricity transported for Free Clients and distributors with access to its network totaled 11,204,337 MWh in 2Q18, or 5.69% more than in 2Q17.

There are two components of this reduction: consumption by the captive market 0.3% higher YoY, and use of the network by Free Clients 13.7% higher YoY.

In June 2018 Cemig D billed 8,395,120 consumers, or 1.00% more consumers than in June 2017. Of this total, 1,068 were Free Consumers using the distribution network of Cemig D.

Cemig D	Number of clients		Change, %
	2Q18	2Q17
Residential	6,807,112	6,739,939	1.00
Industrial	73,261	73,896	(0.86)
Commercial, Services and Others	719,192	715,815	0.47
Rural	710,131	696,276	1.99
Public authorities	64,171	63,857	0.49
Public lighting	6,185	5,924	4.41
Public services	13,253	12,875	2.94

	8,393,305	8,308,582	1.02

Power transported
Industrial	556	509	9.23
Commercial	504	394	27.92
Rural	5	3	66.67
Concession holder	3	3	—

	1,068	909	17.49

Total	8,395,120	8,310,242	1.02

An important item is that the volume sold to industrial users was 4.07% lower, which was mainly due to three factors: (a) disconnections of consumer units; (b) migration of captive consumers to the Free Market; and (c) reduction of consumption due to the truck drivers’ strike, which took place at the end of May 2018. Also, volume sold to the commercial consumer category was 2.07% lower year-on-year, mainly due to migration of captive consumers to the Free Market.

At the same time, sales were higher year-on-year in three other categories: 2.47% higher in the residential consumer category – reflecting addition of new consumer units; 1.17% higher in public lighting; and 2.09% higher in supply to public services.

Physical totals of transport and distribution – MWh

	MWh		Change %
	2Q18	2Q17
Total energy carried
Electricity transported for distributors	75,858	80,429	(5.68)
Electricity transported for Free Clients	4,806,097	4,292,825	11.96
Own load	8,002,427	7,858,785	1.83
Consumption by captive market	6,331,252	6,313,550	0.28
Losses in distribution network	1,671,175	1,545,235	8.15

Total energy carried	12,884,381	12,232,040	5.33

The electricity market of Cemig GT

Cemig GT billed a total of 7,555,811 MWh in 2Q18, or 7.00% higher than in 2Q17.

The number of clients billed by Cemig GT in June 2018, at 1,284, was 9.6% higher than at the end of June 2017. Of these: 1,210 were industrial, commercial and rural clients, 46 were distribution companies, and 28 were companies in the category of traders, generators and independent power producers.

Free Clients in the industrial, commercial and rural consumer categories consumed 4,586,309 MWh in 2Q18, or 60.7% of the total volume of energy provided by Cemig GT, and 9.3% higher than in 2Q17.

This increase total reflects consumption by commercial clients 51.2% higher.

Trading of electricity to other agents in the electricity sector in the Free Market totaled 2,339,728 MWh in 2Q18, 4.6% higher than in 2Q17.

Sales of energy in the Regulated Market, including those to Cemig D, totaled 629,774 MWh in 2Q18, or 0.1% higher than in 2Q17, due to differences of seasonalization of distributors’ contracts between the two periods and contractual reduction.

Cemig GT	(MWh)		Change,%
	2Q18	2Q17
Free Clients
Industrial	3,430,046	3,373,679	1.67
Commercial	851,996	563,620	51.16
Rural	315	3,660	(91.39)
Free Market – Free contracts	2,339,728	2,237,418	4.57
Regulated Market	597,555	596,028	0.26
Regulated Market – Cemig D	32,218	32,894	(2.06)

Total	7,251,858	6,807,298	6.53
SPCs of Cemig GT
Free Clients
Industrial	303,952	254,438	19.46

Total	7,555,810	7,061,737	7.00

QUALITY INDICATORS – DEC / DECi and FEC / FECi

Cemig is continuously taking action to improve operational management, organization of the logistics of emergency services, and its permanent regime of inspections and preventive maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – DEC and FEC, since January 2016.

DEC – Average outage duration experienced by consumer – hours/consumer/month

Internal DEC – Average consumer outage duration due to factors internal to concession holder – hours/consumer/month

FEC – Average outage frequency experienced by consumer –outages/consumer/month

Internal FEC – Average outage frequency experienced by consumer due to factors internal to concession holder – outages/consumer/month

Consolidated operational revenue

Revenue from supply of electricity

Total revenue from supply of electricity in 2Q18 was R$ 5,838,104, 0.65% higher than in 2Q17 (R$ 5,800,520).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 2Q18 was R$ 4,978,835, or 2.22% less than in 2Q17 (R$ 5,092,073). The main factors in this revenue were:

◾	the annual tariff adjustment for Cemig D, effective May 28, 2017 (full effect in 2018) with average negative effect on consumer tariffs of 10.66%;

◾	the Annual Tariff Adjustment for Cemig D effective Monday, May 28, 2018, with an average positive effect on consumer tariffs of 23.19%; and

◾	volume of electricity sold to final consumers 3.79% higher year-on-year.

	R$’000		Change	Average price	Average price	Change
	2Q18	2Q17%		2Q18	2Q17%
				R$	R$
Residential	1,948,068	1,927,607	1.06	761.63	772.27	(1.38)
Industrial	1,149,137	1,241,737	(7.46)	253.97	278.99	(8.97)
Commercial, Services and Others	1,075,019	1,096,355	(1.95)	498.74	579.24	(13.90)
Rural	405,384	411,069	(1.38)	424.59	431.02	(1.49)
Public authorities	131,469	138,206	(4.87)	595.45	611.42	(2.61)
Public lighting	127,749	134,604	(5.09)	369.86	394.25	(6.19)
Public services	142,009	142,495	(0.34)	428.80	439.25	(2.38)

Subtotal	4,978,835	5,092,073	(2.22)	448.94	476.55	(5.79)
Supply not yet invoiced, net	130,096	(70,182)	—	—	—	—
Wholesale supply to other concession holders (*)	766,525	1,044,045	(26.58)	257.69	366.81	(29.75)
Wholesale supply not yet invoiced, net	(37,352)	(265,416)	(85.93)	—	—	—

Total	5,838,104	5,800,520	0.65	414.75	428.39	(3.18)

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral’ contracts with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD) on the volume of energy distributed. In 2Q18 this revenue was R$ 440,599, or 0.73% higher than in 2Q17 (R$ 437,427), with the following factors:

◾	reduction of approximately 40% in the TUSD – in the annual tariff adjustment for Cemig D of 2017, in effect from May 28, 2017 (full effect in 2018);

◾	upward adjustment of approximately 36% in the TUSD, in Cemig D’s 2018 annual tariff adjustment, effective from May 28, 2018; and

◾	volume of energy transported 13.66% higher, due to a higher level of activity by industrial consumers, mainly related to the ferroalloys sector.

CVA and Other financial components in tariff adjustments

In its interim accounting information Cemig recognizes the difference between actual amounts of non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the figures that were used as assumptions for these costs in calculating rates charged to consumers. The amount of this difference is passed through to clients in Cemig D’s next tariff adjustment – in 2Q18 this represented a revenue (gain) of R$ 627,893, whereas in 2Q17 it produced a reduction (expense) of R$ 29,294. The difference in this case is mainly due a higher difference, in 2018, between costs of energy and the coverage provided by the tariff, generating a financial asset to be reimbursed to the Company through the next tariff adjustment.

Changes in balances of financial assets and liabilities:

R$’000
Balance at Mar. 31, 2017	(718,742)

Net constitution of financial liabilities	159,139
Assets realized	(188,433)
Payments from the Flag Tariff Centralizing Account	(142,781)
Updating – Selic rate	(21,911)

Balance on June 30, 2017	(912,728)

Balance at Mar. 31, 2018	242,546

Net constitution of financial assets	563,662
Assets realized	64,231
Others—R&D Reimbursement	(114,782)
Payments from the Flag Tariff Centralizing Account	(12,404)
Updating – Selic rate	10,839

Balance on June 30, 2018	754,092

Transmission indemnity revenue

In 2Q18 this revenue was R$ 96,678, a reduction of 52.61% compared to 1Q17 (R$ 204,025). We highlight the amount of R$ 149,255 recorded for 2Q17, relating to the backdated difference of transmission concession assets the values of which were not included in the calculation basis for revenues in the previous tariff reviews. The Company reports the updating of the amount of indemnity receivable based on the average regulatory cost of capital, as specified in the sector regulations.

Remaining balance to be received through RAP

The remaining balance, of R$ 472,356 at June 30, 2018 (R$ 544,471 at December 31, 2017), was incorporated into the Remuneration Assets Base, and is being recovered via RAP.

Generation Indemnity Revenue

In 2Q18 the Company recognized revenue of R$ 17,218 for the adjustment to the balance not yet amortized relating to the basic plans of the concessions for the São Simão and Miranda Hydroelectric Plants, to be indemnified as per Ministerial Order 291/17.

Plants operated under the Quotas regime as from January 1, 2016

As from August 2013, there were expiry dates of the concessions for various plans operated by Cemig GT under Concession Contract 007/1997. As from the termination of the concession, Cemig GT held the right to indemnity of the assets not yet amortized, as specified in that concession contract. The accounting balances corresponding to these assets, including the Deemed Cost, are recognized in Financial assets. Their total at June 30, 2018 was R$ 816,411.

The Miranda and São Simão plants

The amounts for the basic plan of these plants were transferred to the account Indemnities receivable, and are updated in monetary terms in accordance with Mining and Energy Ministry Order 291, of August 3, 2017, as shown below:

Plant:	Miranda	São Simão	Total
Concession termination date:	Dec. 2016	Jan. 2015
Net value of assets of the Basic Plan based on Deemed Cost at Dec. 31, 2017	609,995	202,744	812,739
Adjustment (1)	174,157	40,855	215,012

Amounts in Mining and Energy Ministry Order	784,152	243,599	1,027,751
Monetary updating	25,373	31,222	56,595

Net balance of the assets of the Basic Plan at Dec. 31, 2017	809,525	274,821	1,084,346
Monetary updating	25,729	8,734	34,463

Net balance of the assets of the Basic Plan at June 31, 2018	835,254	283,555	1,118,809

(1)	Adjustment, under Mining and Energy Ministry Order 291/2017, of the non-amortized balance of the concessions of the São Simão and Miranda plants.

Revenue from power trading transactions in the Wholesale Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 2Q18 was R$ 25,639, compared to R$ 198,529 in 2Q17 – a year-on-year reduction of 87.09%. The difference is due to the lower volume of electricity available for settlement in the wholesale market in 2018.

Revenue from supply of gas

Cemig reports revenue from supply of gas 14.69% higher YoY in 2Q18, at R$ 470,908, compared to R$ 410,604 in 2Q17 – reflecting higher tariffs to consumers, in spite of a reduction in volume of consumption in reaction to these higher tariffs.

Market (R$ ’000 m3/day)	2013	2014	2015	2016	2017	2Q18
Residential	0.17	0.72	1.04	3.38	11.44	15.91
Commercial	20.38	23.15	22.42	24.68	32.67	35.63
Industrial	2,734.95	2,849.24	2,422.78	2,173.76	2,453.22	2,384.86
Others	106.33	99.64	119.87	120.19	126.15	142.49

Total market excluding thermal generation	2,861.83	2,972.75	2,566.11	2,322.01	2,623.47	2,578.89

Thermal	1,214.50	1,223.99	1,309.13	591,52	990.89	542.32

Total	4,076.33	4,196.74	3,875.24	2,913.53	3,614.36	3,121.21

Gasmig began supplying gas to the residential market. In June 2018 it invoiced 36,416 households – compared to 22,536 in June 2017.

Number of clients	2013	2014	2015	2016	2017	June 30, 2018
Residential	455	1,446	3,820	14,935	30,605	36,416
Commercial	152	177	218	394	591	660
Industrial	119	111	113	112	107	107
Others	91	88	62	49	50	50
Thermal generation	2	2	2	2	2	2

Total	819	1,824	4,215	15,492	31,355	37,235

Taxes and charges on Revenue

The total of these taxes and charges reported as deductions from revenue in 2Q18 was R$ 2,674,737 – an increase of 3.54% in relation to their total of R$ 2,583,211 in 2Q17.

Consumer charges – the ‘Flag’ Tariff system

Charges to the consumer arising from the ‘Flag Tariff’ system in 2Q18 were 93.48% lower year-on-year – at R$ 8,287 in 2Q18, in contrast to R$ 127,177 in 2Q17.

In the ‘Flag’ Tariff system, higher rates come into effect depending on the level of water in the country’s reservoirs: the ‘Red Flag’ imposes the highest extra tariff – and was in effect with the scarcity of rainfall in April and May 2017.

The ‘Flag’ Tariff component – history
April 2018	May 2018	June 2018
Green	Yellow	Red II

April 2017	May 2017	June 2017
Red	Red	Green

Operational costs and expenses

Operational costs and expenses totaled R$ 4,859,630 in 2Q18, or 3.28% higher than in 2Q17 (R$ 4,705,299).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2Q18 was R$ 2,818,905, or 6.40% more than in 2Q17 (R$ 2,649,330). The main factors in the higher figure are:

Cemig D (distribution):

The expense on electricity bought for resale by Cemig D in 2Q18 was R$ 1,927,103, or 15.00% more than in 2Q17 (R$ 1,675,757). The main factor was the expense on supply bought at auction being 19.09% higher YoY, at R$ 764,807 in 2Q18, vs. R$ 642,185 in 2Q17. This in turn was mainly due to inclusion of the supply coming from MCSD (Excess/Deficit Compensation Mechanism) assignments for new-build projects, which resulted in the expense being R$ 127,780 higher than in 2Q17 – partially offset by lower volume in quantity and availability contracts (5,709,270 MWh in 2Q18 and 6,522,682 MWh no 2Q17).

R$’000	2Q18	2Q17
Supply from Itaipu Binacional	345,177	322,771
Physical guarantee quota contracts	149,437	120,925
Quotas for Angra I and II nuclear plants	66,711	60,944
Spot market	621,825	545,330
‘Bilateral’ contracts	73,011	74,230
Supply acquired in auctions on the Regulated Market	764,807	642,185
Proinfa Program	79,849	75,322
Distributed generation	19,539	2,247
Credits of Pasep and Cofins taxes	(193,253)	(168,197)

	1,927,103	1,675,757

Cemig GT:

Cemig GT’s expense on electricity bought for resale in 2Q18 was R$ 897,095, or 8.51% less than in 2Q17 (R$ 980,581). This reflects a volume of energy purchased 11.88% lower YoY in 2Q18 – at 4,726,875 MWh, vs. 5,364,064 MWh in 2Q17; partially offset by the effect of average price per MWh in 2Q18 being 3.82% higher YoY (at R$ 189.79 in 2Q18, vs. R$ 182.81 in 2Q17).

R$’000	Consolidated
	2Q18	2Q17
Electricity on spot market – CCEE	50,248	25,173
Electricity acquired in the Free Market	922,797	1,036,149
‘Bilateral’ contracts	8,873	—
Credits of Pasep and Cofins taxes	(84,823)	(80,741)

	897,095	980,581

Operating provisions

Operational provisions were 16.90% lower year-on-year in the quarter – at R$ 134,112 in 2Q18, compared to R$ 161,386 in 2Q17. The main fator is the reversal in employment-law contingencies, compensated by provisions with investment options as described bellow:

◾

In 2Q18 there was a reversal, of R$ 20,114, in the total provision for employment-law contingencies, in 2Q18, compared with new provisions totaling R$ 114,419 made in 2Q17. The reversal is the consequence of judgments given in favor of the Company, against claims by plaintiffs.

◾

In 2Q18 provisions of R$ 27,519, and R$ 20,231, respectively, were made for the RME/ LEPSA and SAAG investment options – compared to reversals of provisions, in 2Q17, of R$ 8,020 and R$ 5,334 respectively, for the same two items.

Balance of liabilities, consolidated – R$’000	Balance on Jun. 30, 2018	Balance on Dec. 31, 2017
Put options for shares in RME and Lepsa	569,286	507,232
Put option – SAAG	336,199	311,593
Put / call options – Ativas and Sonda	(3,849)	(3,801)

	901,636	815,024

Default

With the conjunction of several factors – the Brazilian macroeconomic context of lower economic activity, which created unemployment; the adverse hydrological situation; and the increase in tariffs, which had been held down – the debt owed by Cemig’s clients has grown to higher than average levels. The good news is that the efforts made by Cemig to counter default in 2017 resulted in the default index being reduced, and the Company has kept these indices under control in 2018.

To combat a record level of default in 2018 Cemig redoubled efforts to reduce customer arrears. An additional budget has been approved for efforts to recover the losses of revenue. Some results have already been achieved. Since December 2016 there has been no significant increase in the default percentages, showing that they are being kept under control. We expect to see a more consistent decline in the percentages from now on. Default in June 2018 was 3.42% lower than in June 2017.

The Company uses various tools of communication and collection to prevent increase in default. These include contact by telephone, email, collection requests by text and by letter, negative posting on credit registers, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

As well as these various collection methods, in 2018 Cemig is structuring a new management model for the client relationship. Innovations will include making negotiation for settlement of arrears by installments available on line. The aim of the proposal is to provide a wide range of interactions with clients and facilitate access to means of negotiation and payment.

People

The expense on personnel in 2Q18 was R$ 348,576, or 34.96% lower than in 2Q17 (R$ 535,954). The lower figure, in spite of the 1.83% salary increase from November 2017 under the collective agreement, mainly reflects the much lower expense on the voluntary retirement program – 84.48% lower, at R$ 25,666, in 2Q18, than in 2Q17 (R$ 165,422 ).

In April 2018, 117 employees of Cemig Telecom were transferred to the Cemig holding company, in the part referred to as ‘supplementary staff’. As and when these employees are allocated to areas of Cemig D and Cemig GT, they will be transferred to each of those companies.

Gas bought for resale

In 2Q18 the Company recorded an expense of R$ 293,225 on acquisition of gas, 11.64% more than its comparable expense of R$ 262,651 in 2Q17. This basically reflects the higher volume of gas bought for resale (454,622m³ in 2Q18, vs. 308,850m³ in 2Q17).

Equity in earnings of unconsolidated investees

In 2Q18 Cemig posted a net loss by the equity method in unconsolidated investees of R$ 83,107, which compares with a net gain of R$ 30,477 in 2Q17. This mainly reflects negative equity method contributions from the interests in (a) Renova and (b) the Santo Antônio hydroelectric plant.

Consolidated – R$’000	Equity method gain (loss) 2Q18	Equity method gain (loss) 2Q17
Companhia Transleste de Transmissão	—	1,322
Companhia Transudeste de Transmissão	—	1,047
Companhia Transirapé de Transmissão	—	1,157
Companhia de Transmissão Centroeste de Minas	1,052	1,374
Light	(21,137)	(19,424)
Axxiom Soluções Tecnológicas	(2,344)	(2,309)
LEPSA	—	(6,085)
RME	(5,844)	(6,060)
Hidrelétrica Cachoeirão	4,026	3,150
Guanhães Energia	(154)	(571)
Hidrelétrica Pipoca	498	732
Madeira Energia (Santo Antônio plant)	(50,959)	(25,558)
FIP Melbourne (Santo Antônio plant)	(42,919)	(22,451)
Lightger	283	1,175
Baguari Energia	5,935	5,954
Central Eólica Praias de Parajuru	(4,336)	(616)
Central Eólica Volta do Rio	(7,321)	(1,847)
Central Eólica Praias de Morgado	(3,005)	(1,522)
Amazônia Energia (Belo Monte Plant)	17,422	(2,638)
Ativas Data Center	(128)	(766)
Taesa	54,476	20,530
Renova	(47,776)	64,799
Itaocara	(3,286)	—
Aliança Geração	8,236	15,891
Aliança Norte (Belo Monte plant)	9,928	120
Retiro Baixo	4,246	3,073

Total	(83,107)	30,477

Net financial revenue (expenses)

Cemig reported net financial expenses in 2Q18 of R$ 696,832, which compares with net financial expenses of R$ 341,554 in 2Q17. The main factors are:

◾

Costs of loans and financings 17.11% lower, at R$ 316,703 in 2Q18, compared to R$ 382,076 in 2Q17. This lower figure is due to lower debt indexed to the CDI rate and a lower value for the CDI rate itself, representing a total of 1.56% over the period of 2Q18, compared to 2.55% over 2Q17.

◾

Revenue from late charges on client electricity bills 41.85% higher, at R$ 92,288 in 2Q18, compared to R$ 65,069 in 2Q17. A major component of this increase comes from the effects of renegotiation of amounts owed on electricity bills by entities of the Minas Gerais State administration – on recognition of the interest due.

◾

Income from cash investments 70.13% lower in 2Q18, at R$ 18,123, compared to R$ 60,663 in 2Q17. This mainly reflects (a) the lower CDI rate in the quarter (1.56% over the period of 2Q18, vs. 2.55% over 2Q17), and (b) a lower total of cash invested in 2Q18.

◾

An expense of R$ 532,000 for foreign exchange variation on US dollar-denominated funding (the Eurobond issue); this being partially offset by a gain of R$ 82,912 on financial instruments – the adjustment to fair value of the swap transaction contracted to cover the Eurobond issue. The net expense in 2Q18 is thus R$ 449,088.

The swap transaction substituted the issue’s interest rate of 9.25% p.a. in US dollars by 150.49% of the Brazilian domestic CDI rate. For the principal a hedge was contracted for US dollar exchange rates between a floor of R$ 3.25 and a ceiling of R$ 5.00 – in this case the floor value will be paid by the Company at maturity.

The net negative effect of the transaction in the quarter, consequence of the foreign exchange variation expense not being offset by the hedge instruments contracted, arises basically from the higher curve of future expectations for the CDI rate than for the R$/US$ exchange rate – which occurred basically in the months of May and June 2018, due to the instability of the macroeconomic scenario.

Expectations for future variations in the CDI rate and the US dollar exchange rate are the main variables used in the calculation of fair value of the hedge transactions referred to.

Note that the next expense referred to is not a cash effect, except for the first six-monthly interest payment of the transaction, in which the effect of exchange rate variation, for that installment only, was offset by a revenue amount received in the hedge linked to the transaction.

◾

Monetary updating of CVA balances: this provided a financial revenue item of R$ 10,839 in 2Q18, in contrast to a financial expense of R$ 21,911 in 2Q17. The positive and negative balances of CVA are updated by the Selic rate.

Ebitda

Cemig’s consolidated Ebitda in 2Q18 was 9.53% higher than in 2Q17.

Ebitda – R$ million	2Q18	2Q17	Change,%
Net profit (loss) for the period	(60,370)	138,114	—
+ Income tax and Social Contribution tax	(24,628)	50,539	—
+ Net financial revenue (expenses)	696,832	341,554	104.02
+ Depreciation and amortization	198,309	209,435	(5.31)

= EBITDA	810,143	739,642	9.53

DEBT

The Company’s consolidated total debt at June 30, 2018 was R$ 14,604,054, 1.43% less than at December 31, 2017.

Cemig’s debt increased by R$ 206 million over the first half of 2018, in spite of the Company having amortized a volume larger than the new funds raised in the period. This is mainly due to the appreciation of approximately 16% in the US dollar against the Real, in the second quarter of the year, which directly affected the balance of the debt under the Eurobonds when expressed in the local currency. It is important to note that in spite of this effect, which increased gross debt in Reais, and the debt indicators, the Company is protected from the effects of exchange rate variation on this debt – for the interest payments and charges, by a swap; and for the principal (US$ 1 billion), through a call spread for the interval between R$ 3.25 and R$ 5.00. In this case the Company will pay, at maturity, the amount of the floor of this range; and if the ceiling is exceeded, the Company will pay the floor level of R$ 3.25 plus the difference between the US$/R$ exchange rate and the ceiling level of R$ 5.00. Thus, Cemig has recorded an asset of R$ 131 million in the financial statements, at ‘fair value’, referring to the hedge, while the ‘value on the curve’ of this asset represents R$ 584 million.

R$’000	June 30, 2018	Dec. 31, 2017%
Cemig
Total debt	14,604,054	14,397,697	1.43
Net debt	13,311,235	12,279,303	8.40
Cemig GT
Total debt	8,640,574	8,320,163	3.85
Net debt	7,982,183	7,381,202	8.16
Cemig D
Total debt	5,628,552	5,682,691	(0.95)
Net debt	5,325,107	4,851,213	9.77

Additional Eurobond issue

On July 18, 2018 Cemig GT completed financial settlement of an additional tranche to its initial Eurobond issue completed on December 5, 2017. The new tranche, of R$ 500 million, brings the total of the issue to R$ 1.9 billion. The issue has six-monthly coupon of 9.14% p.a., with maturity of the principal in 2024.

Concomitantly with the settlement a hedge transaction was contracted, for the whole period of the issue, comprising:

•	a call spread on the principal, in which Cemig GT is protected over the interval between R$ 3.85/US$ and R$ 5.00/US$; and

•	a swap for 100% of the interest, exchanging the 9.25% annual coupon for a rate equivalent to 125.52% of the CDI rate.

The net proceeds will be allocated to payment of debts with shorter maturities and higher average cost, resulting in lengthening of the debt profile and reduction of the Company’s financial expenses.

Payment of debentures

On July 16, 2018 Cemig GT amortized the first and second series of its 6th debenture issue, in the amount of R$ 533 million.

On July 27, 2018, with the additional tranche of the Eurobond issue, Cemig GT made early settlement of R$ 385 million, or 25%, of the balance of the nominal unit value of its 7th issue of non-convertible debentures, of which the cost was 140% of the CDI rate with original maturity on December 23, 2021.

Covenants – Eurobonds

For so long as any of the Notes are Outstanding, Cemig and Cemig GT will include calculations of each sub-item of Covenant EBITDA, Covenant Net Debt and Total Secured Debt, in addition to calculations for the following financial covenant ratios: Covenant Net Debt / Covenant EBITDA and Total Secured Debt /EBITDA.

12 months	June 30, 2018
R$ (in million)	GT	H
Net income for the period/year (i)	(36)	925
Net financial expenses	1,170	1,118
Income tax and Social Contribution tax	266	577
Depreciation and amortization	145	850

EBITDA	1,545	3,470
minus minority interest result	673	338
minus provision for the variation in value of the put option obligations	98	385
minus non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	41	(2)
plus non-cash expenses and non-cash charges, to the extent they are non-recurring	—	—
minus non-cash credits and gains increasing net income, to the extent they are non-recurring	(243)	(720)
plus any cash payments made on a consolidated basis during such period relating to non-cash charges that were added back in determining covenant EBITDA in any prior period	—	—
plus expenses related to adherence to the Minas Gerais State Tax Credits Regularization Plan (Plano de Regularização de Créditos Tributários – PRCT), incurred in the third quarter of 2017	30	562
minus non-cash revenues related to transmission and generation indemnification	(407)	(407)
plus cash dividends received from minority investments (as measured in the statement of cash flows)	207	394
minus monetary updating of concession grant fees	(324)	(324)
plus cash inflows related to power generation concession grant fee	245	245
plus cash inflows related to transmission revenue for cost of capital coverage	526	526
plus cash inflows from generation indemnification, provided that such amount shall not exceed 30% of the sum of clauses (i) through this definition of Covenant EBITDA	—	—

Covenant EBITDA	2,391	4,467

Consolidated Indebtedness	8,641	14,604
plus debt contracts with Forluz	241	1,067
plus carrying liability of any put option obligation	414	1,042
minus escrow account amounts deposited to satisfy any put option obligation	—	(89)
minus consolidated cash and cash equivalents; plus consolidated marketable securities recorded as current assets	(647)	(1,229)

Covenant Net Debt	8,649	15,395

Covenant net debt/covenant EBITDA	3.62	3.45
Limit Covenant Net Debt to Covenant EBITDA Ratio	5.50	5.00
Total Secured Debt		6.211
Covenant EBITDA		4.467
Total Secured Debt to Covenant EBITDA Ratio		1.39
Limit Covenant Net Debt to Covenant EBITDA Ratio		1.75

RESULTS SEPARATED BY BUSINESS SEGMENT

INFORMATION BY MARKET SEGMENT ON JUNE 30, 2018
	ELECTRICITY
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	TELECOM	OTHER	ELIMINATIONS	TOTAL
ASSETS OF THE SEGMENT	14,368,687	3,811,813	19,732,927	1,812,803	311,017	1,689,160	(46,049)	41,680,358
Investments in subsidiaries and jointly-controlled entities	4,709,952	1,130,140	1,838,752	—	—	24,708	—	7,703,552
ADDITIONS TO THE SEGMENT	170,045	—	361,492	20,969	7,631	1,016	—	561,153
Additions to the financial asset	—	4,732	—	—	—	—	—	4,732
CONTINUING OPERATIONS
NET REVENUE	3,038,039	326,689	6,454,706	730,704	—	65,045	(146,553)	10,468,630
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(1,705,024)	—	(3,412,396)	—	—	(3)	34,825	(5,082,598)
Charges for use of the national grid	(126,922)	—	(780,585)	—	—	—	98,927	(808,580)
Gas bought for resale	—	—	—	(556,459)	—	—	—	(556,459)

Operational costs, total	(1,831,946)	—	(4,192,981)	(556,459)	—	(3)	133,752	(6,447,637)
OPERATIONG COSTS AND EXPENSES
Personnel	(114,985)	(52,575)	(460,306)	(24,147)	(9,893)	(18,334)	—	(680,240)
Profit sharing	(2,901)	(1,577)	(12,674)	—	351	(5,926)	—	(22,727)
Post-retirement obligations	(23,053)	(13,317)	(112,669)	—	—	(20,358)	—	(169,397)
Materials	(3,436)	(1,727)	(26,875)	(854)	(709)	(115)	10	(33,706)
Outsourced services	(49,049)	(18,880)	(410,579)	(8,275)	(2,878)	(9,123)	8,438	(490,346)
Depreciation and amortization	(81,980)	—	(292,240)	(36,142)	(704)	(234)	—	(411,300)
Operational provisions	(36,369)	(3,962)	(148,588)	—	(213)	(78,187)	—	(267,319)
Construction costs	—	(4,732)	(361,492)	(17,419)	—	—	—	(383,643)
Other operating expenses, net	(23,434)	(7,800)	(110,686)	(5,674)	(1,991)	(6,375)	4,353	(151,607)

Total cost of operation	(335,207)	(104,570)	(1,936,109)	(92,511)	(16,037)	(138,652)	12,801	(2,610,285)

OPERATING COSTS AND EXPENSES	(2,167,153)	(104,570)	(6,129,090)	(648,970)	(16,037)	(138,655)	146,553	(9,057,922)
Equity method loss (gain) in non-consolidated investes	(140,412)	102,474	16,743	—	(763)	(4,275)	—	(26,233)
OPERATIONAL PROFIT BEFORE FINANCIAL

REVENUE (EXPENSES)	730,474	324,593	342,359	81,734	(16,800)	(77,885)	—	1,384,475
Financial revenues	244,465	14,640	182,241	27,825	780	21,218	—	491,169
Financial expenses	(1,006,540)	(2,343)	(312,299)	(19,984)	(2,861)	(1,774)	—	(1,345,801)

PRE-TAX PROFIT	(31,601)	336,890	212,301	89,575	(18,881)	(58,441)	—	529,843
Income and Social Contribution taxes	(22,990)	(61,996)	(67,386)	(27,954)	5,769	27,567	—	(146,990)

GAIN (LOSS) ON CONTINUING OPERATIONS	(54,591)	274,894	144,915	61,621	(13,112)	(30,874)	—	382,853

Profit in the period from discontinued operations	—	—	—	—	21,372	—	—	21,372

NET PROFIT (LOSS)	(54,591)	274,894	144,915	61,621	8,260	(30,874)	—	404,225

Interest of the controlling shareholders	(54,591)	274,894	144,915	61,323	8,260	(30,874)	—	403,927
Interest of non-controlling shareholders	—	—	—	298	—	—	—	298

	(54,591)	274,894	144,915	61,621	8,260	(30,874)	—	404,225

Appendices

Investments

Description	2018	June/18
GENERATION	55	8
Investment program	55	8
Capital commitments	257	150
Alianga Norte	72	42
SPE - Guanhaes	60	35
SPE - Amazonia Energia Participagdes S.A. (Belo Monte)	120	70
Usina Hidreletrica Itaocara S.A.	5	3
TRANSMISSION	154	3
Investment program	154	3
CEMIG D	1,131	394
Investment program	1,131	394

Total	1,597	555

Losses

Sources and uses of electricity

PLANTS

Plant	Company	Type	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit Cemig (MW)*	Assured Energy Cemig (average MW)*	Year Concession or Authorization Expires
Emborcação	CEMIG GT	Hydroelectric	100.00%	1,192.00	499.70	1,192.00	499.70	7/23/2025
Nova Ponte	CEMIG GT	Hydroelectric	100.00%	510.00	270.10	510.00	270.10	7/23/2025
Irapé	CEMIG GT	Hydroelectric	100.00%	399.00	207.90	399.00	207.90	2/28/2035
Igarapé	CEMIG GT	Thermal	100.00%	131.00	71.30	131.00	71.30	8/13/2024
Queimado	CEMIG GT	Hydroelectric	82.50%	105.00	67.90	86.63	56.02	1/2/2033
Volta do Rio	CEMIG GT	Wind Farm	49.00%	42.00	18.41	20.58	9.02	12/26/2031
Praias de Parajuru	CEMIG GT	Wind Farm	49.00%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	CEMIG GT	Wind Farm	49.00%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi (Cemig)	CEMIG GT	SHP	49.00%	25.00	19.53	12.25	9.57	2/19/2031
Rio de Pedras	CEMIG GT	SHP	100.00%	9.28	2.15	9.28	2.15	9/19/2024
Poço Fundo	CEMIG GT	SHP	100.00%	9.16	5.79	9.16	5.79	8/19/2025
São Bernardo	CEMIG GT	SHP	100.00%	6.82	3.42	6.82	3.42	8/19/2025
Paraúna	CEMIG GT	SHP	100.00%	4.28	1.90	4.28	1.90	—
Salto Morais	CEMIG GT	SHP	100.00%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	CEMIG GT	SHP	100.00%	2.12	0.53	2.12	0.53	7/8/2015
Anil	CEMIG GT	SHP	100.00%	2.08	1.10	2.08	1.10	7/8/2015
Xicão	CEMIG GT	SHP	100.00%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	CEMIG GT	SHP	100.00%	1.62	0.61	1.62	0.61	8/19/2025
Central Mineirão	CEMIG GT	Solar	100.00%	1.42	—	1.42	—	—
Santa Marta	CEMIG GT	SHP	100.00%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	CEMIG GT	SHP	100.00%	0.80	0.55	0.80	0.55	11/19/2004
Jacutinga	CEMIG GT	SHP	100.00%	0.72	0.57	0.72	0.57	Não Tem
Santa Luzia	CEMIG GT	SHP	100.00%	0.70	0.23	0.70	0.23	2/25/2026
Lages *	CEMIG GT	SHP	100.00%	0.68	0.54	0.68	0.54	6/24/2010
Três Marias	CEMIG G. TRÊS MARIAS	Hydroelectric	100.00%	396.00	239.00	396.00	239.00	1/4/2046
Salto Grande	CEMIG G. SALTO GRANDE	Hydroelectric	100.00%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	CEMIG G. ITUTINGA	Hydroelectric	100.00%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	CEMIG G. CAMARGOS	Hydroelectric	100.00%	46.00	21.00	46.00	21.00	1/4/2046
Peti	CEMIG G. LESTE	SHP	100.00%	9.40	6.18	9.40	6.18	1/4/2046
Tronqueiras	CEMIG G. LESTE	SHP	100.00%	8.50	3.39	8.50	3.39	1/4/2046
Ervália	CEMIG G. LESTE	SHP	100.00%	6.97	4.66	6.97	4.66	1/4/2046
Neblina	CEMIG G. LESTE	SHP	100.00%	6.47	0.35	6.47	0.35	1/4/2046
Dona Rita	CEMIG G. LESTE	SHP	100.00%	2.40	1.03	2.40	1.03	1/4/2046
Sinceridade	CEMIG G. LESTE	SHP	100.00%	1.42	3.59	1.42	3.59	1/4/2046
Gafanhoto	CEMIG G. OESTE	SHP	100.00%	14.00	6.68	14.00	6.68	1/4/2046
Martins	CEMIG G. OESTE	SHP	100.00%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	CEMIG G. OESTE	SHP	100.00%	7.20	2.69	7.20	2.69	1/4/2046
Piau	CEMIG G. SUL	SHP	100.00%	18.01	13.53	18.01	13.53	1/4/2046
Joasal	CEMIG G. SUL	SHP	100.00%	8.40	5.20	8.40	5.20	1/4/2046
Cel. Domiciano	CEMIG G. SUL	SHP	100.00%	5.04	3.03	5.04	3.03	1/4/2046
Paciência	CEMIG G. SUL	SHP	100.00%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	CEMIG G. SUL	SHP	100.00%	4.00	2.74	4.00	2.74	1/4/2046
Sá Carvalho	Sá Carvalho	Hydroelectric	100.00%	78.00	56.10	78.00	56.10	12/1/2024
Rosal	Rosal Energia	Hydroelectric	100.00%	55.00	29.10	55.00	29.10	5/8/2032
Pai Joaquim	CEMIG PCH	SHP	100.00%	23.00	13.91	23.00	13.91	4/1/2032
Salto Voltão	Horizontes Energia	SHP	100.00%	8.20	7.36	8.20	7.36	10/4/2030
Salto do Passo Velho	Horizontes Energia	SHP	100.00%	1.80	1.64	1.80	1.64	10/4/2030
Machado Mineiro	Horizontes Energia	SHP	100.00%	1.72	1.14	1.72	1.14	7/8/2025
Aimorés	ALIANÇA	Hydroelectric	45.00%	330.00	181.90	148.50	81.86	12/20/2035
Amador Aguiar I (Capim Branco I)	ALIANÇA	Hydroelectric	39.32%	240.00	154.40	94.36	60.70	8/29/2036
Igarapava	ALIANÇA	Hydroelectric	23.69%	210.00	134.20	49.75	31.80	12/30/2028
Amador Aguiar II (Capim Branco II)	ALIANÇA	Hydroelectric	39.32%	210.00	131.70	82.56	51.78	8/29/2036
Funil	ALIANÇA	Hydroelectric	45.00%	180.00	84.60	81.00	38.07	12/20/2035
Porto Estrela	ALIANÇA	Hydroelectric	30.00%	112.00	61.80	33.60	18.54	7/10/2032
Candonga	ALIANÇA	Hydroelectric	22.50%	—	—	—	—	5/25/2035
Baguari	BAGUARI ENERGIA	Hydroelectric	34.00%	140.00	84.70	47.60	28.80	8/15/2041
Cachoeirão	Hidrelétrica Cachoeirão	SHP	49.00%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	Hidrelétrica Pipoca	SHP	49.00%	20.00	11.90	9.80	5.83	9/10/2031
SHPs	Light Energia	SHP	48.86%	855.14	620.70	417.82	303.27	—
Paracambi (Light)	Lightger	SHP	24.92%	25.00	19.53	6.23	4.87	2/16/2031
SHPs	Renova Energia	SHP	44.62%	41.80	24.40	18.65	10.89	—
SHPs	Brasil PCH	SHP	22.76%	291.00	192.68	66.22	43.85	—
Belo Monte	Norte	Hydroelectric	12.91%	5,121.99	4,571.00	661.04	589.93	26/08/2045
Retiro Baixo	Retiro Baixo	Hydroelectric	49.90%	82.00	36.60	40.92	18.26	8/25/2041
Santo Antônio	SAE	Hydroelectric	18.13%	3,568.30	2,424.00	646.90	439.45	6/12/2046

Total				14,828.02	10,475.61	5,710.06	3,418.79

São Simão	CEMIG GT	Hydroelectric	100.00%	1,710.00	1,281.00	1,710.00	1,281.00	Temporarily

RAP (Permitted Annual Revenue - Transmission ) - 2017/2018 cycle
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig Consolidado
Cemig GT	709,016,589	100.00%	709,016,589

Cemig GT	687,018,817	100.00%	687,018,817
Cemig Itajuba	21,997,772	100.00%	21,997,772

Centroeste	17,399,265	51.00%	8,873,625

Taesa	2,328,434,417	21.68%	504,804,582

Transleste	12,241,196	30.00%	2,653,891
Transudeste	7,334,302	29.00%	1,590,077
Transirapé	9,771,428	29.50%	2,118,446
ETEO	88,077,706	100.00%	19,095,247
ETAU	24,216,647	52.58%	5,250,169
NOVATRANS	517,164,423	100.00%	112,121,247
TSN	427,855,624	100.00%	92,759,099
GTESA	9,361,375	100.00%	2,029,546
PATESA	25,008,641	100.00%	5,421,873
Munirah	36,484,440	100.00%	7,909,826
Brasnorte	10,062,251	38.66%	2,181,496
São Gotardo	5,203,930	100.00%	1,128,212
NTE	153,424,301	100.00%	33,262,388
STE	81,598,032	100.00%	17,690,453
ATE I	149,036,948	100.00%	32,311,210
ATE II	230,277,807	100.00%	49,924,229
ATE III	116,301,579	100.00%	25,214,182
EATE	177,139,821	49.98%	38,403,913
STC	17,592,992	39.99%	3,814,161
Lumitrans	10,651,737	39.99%	2,309,297
ENTE	112,564,897	49.99%	24,404,070
ERTE	25,266,463	49.99%	5,477,769
ETEP	28,183,293	49.98%	6,110,138
ECTE	9,074,626	19.09%	1,967,379
EBTE	34,269,232	74.49%	7,429,570
ESDE	6,548,398	49.98%	1,419,693
ETSE	3,722,327	19.09%	807,000

Light	8,941,679	48.86%	1,938,556

RAP TOTAL CEMIG			1,224,633,352

Table Cemig D

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q16	6,408	4,053	10,460	29
2Q16	6,711	4,497	11,208	29
3Q16	6,365	4,424	10,788	29
4Q16	6,402	4,409	10,811	30
1Q17	6,249	4,274	10,523	30
2Q17	6,314	4,287	10,601	31
3Q17	6,232	4,586	10,817	31
4Q18	6,221	4,591	10,813	31
1Q18	6,201	4,637	10,838	31
2Q18	6,331	4,873	11,204	30

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Sales to end consumers	4,085	4,006	2.0	7,921	8,184	(3.2)
TUSD	445	447	—	825	915	(9.8)
CVA and Other financial components in tariff adjustment	628	(29)	—	1,069	(332)	—
Construction revenue	191	240	(20.2)	361	421	(14.2)
Others	304	298	2.2	664	575	15.5

Subtotal	5,654	4,961	14.0	10,840	9,763	11.0

Deductions	(2,183)	(2,109)	3.5	(4,385)	(4,143)	5.9

Net Revenues	3,471	2,852	21.7	6,455	5,620	14.9

Operating Expenses	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Personnel/Administrators/Councillors	234	390	(39.8)	460	644	(28.5)
Employee Participation	(1)	4	—	13	18	(28.2)
Forluz – Post-Retirement Employee Benefits	57	67	(14.2)	113	132	(14.5)
Materials	14	12	20.0	27	20	34.0
Contracted Services	212	188	12.6	411	361	13.8
Purchased Energy	1,927	1,676	15.0	3,412	3,054	11.7
Depreciation and Amortization	147	133	10.6	292	263	11.1
Operating Provisions	64	156	(59.2)	149	293	(49.3)
Charges for Use of Basic Transmission Network	410	152	169.9	781	314	148.4
Cost from Operation	191	240	(20.2)	361	421	(14.2)
Other Expenses	63	70	(9.9)	111	139	(20.4)

Total	3,320	3,088	7.5	6,129	5,659	8.3

Statement of Results	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Net Revenue	3,471	2,852	21.7	6,455	5,620	14.9
Operating Expenses	3,320	3,088	7.5	6,129	5,659	8.3

EBIT	151	(237)	—	326	(40)	—

EBITDA	299	(103)	—	618	223	176.6

Financial Result	(59)	(115)	(48.1)	(130)	(228)	(43.0)
Provision for Income Taxes, Social Cont &	(29)	111	—	(67)	77	—

Net Income	62	(240)	—	128	(191)	—

Table Cemig GT

Operating Revenues	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Sales to end consumers	1,012	1,003	0.9	1,898	1,933	(1.8)
Supply	703	760	(7.6)	1,347	1,401	(3.8)
Revenues from Trans. Network	151	114	32.2	295	241	22.1
Gain on monetary updating of Concession Grant Fee	75	71	5.9	157	150	4.3
Transactions in the CCEE	32	192	(83.1)	154	412	(62.6)
Construction revenue	4	4	(10.6)	5	7	(32.6)
Transmission indemnity revenue	97	204	(52.6)	147	270	(45.7)
Generation indemnity revenue	17	—	—	34	—	—
Others	14	7	100.8	28	17	59.3

Subtotal	2,105	2,356	(10.6)	4,064	4,432	(8.3)

Deductions	(392)	(361)	8.5	(789)	(763)	3.4

Net Revenues	1,713	1,995	(14.1)	3,276	3,669	(10.7)

Operating Expenses	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Personnel/Administrators/Councillors	85	120	(29.0)	165	212	(22.0)
Employees’ and managers’ profit shares	—	1	—	5	6	0.8
Forluz – Post-Retirement Employee Benefits	19	21	(10.5)	36	41	(10.8)
Materials	3	3	(11.8)	5	6	(15.4)
Raw Materials and Supplies Energy Production	—	—	—	—	—	—
Contracted Services	35	37	(6.1)	62	64	(3.2)
Depreciation and Amortization	37	45	(19.1)	73	86	(15.3)
Operating Reserves	31	6	423.5	40	61	(35.6)
Charges for Use of Basic Transmission Network	56	84	(33.6)	126	166	(24.4)
Purchased Energy	897	981	(8.5)	1,693	1,715	(1.3)
Construction Cost	4	4	(10.6)	5	7	(32.6)
Other Expenses	18	8	119.0	31	28	10.7

Total	1,183	1,310	(9.7)	2,239	2,391	(6.4)

Statement of Results	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Net Revenue	1,713	1,995	(14.1)	3,276	3,669	(10.7)
Operating Expenses	(1,183)	(1,310)	(9.7)	(2,239)	(2,391)	(6.4)

EBIT	530	685	(22.6)	1,037	1,278	(18.9)

Equity equivalence results	(109)	40	—	(140)	14	—

EBITDA	457	769	(40.6)	970	1,379	(29.7)

Financial Result	(650)	(238)	173.1	(755)	(533)	41.6
Provision for Income Taxes, Social Cont & Deferred Income Tax	49	(141)	—	(75)	(229)	(67.4)

Net Income	(180)	346	—	67	531	(87.4)

Table Cemig

Energy Sales (Consolidated)(GWh)	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Residential	2,558	2,496	2.5	5,151	5,033	2.3
Industrial	4,525	4,451	1.7	8,553	8,704	(1.7)
Commercial	2,155	1,893	13.9	4,198	3,805	10.3
Rural	955	954	0.1	1,720	1,752	(1.8)
Others	897	892	0.6	1,776	1,752	1.4

Subtotal	11,090	10,685	3.8	21,399	21,046	1.7

Own Consumption	11	9	29.2	23	18	30.1
Supply	2,975	2,846	4.5	5,607	5,740	(2.3)

TOTAL	14,076	13,540	4.0	27,030	26,805	0.8

Energy Sales	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Residential	1,948	1,928	1.1	3,866	3,919	(1.4)
Industrial	1,149	1,242	(7.5)	2,255	2,424	(7.0)
Commercial	1,075	1,096	(1.9)	2,144	2,236	(4.1)
Rural	405	411	(1.4)	748	779	(4.0)
Others	401	415	(3.4)	781	821	(4.8)

Electricity sold to final consumers	4,979	5,092	(2.2)	9,794	10,179	(3.8)

Unbilled Supply, Net	93	(336)	—	(26)	(109)	(75.9)
Supply	767	1,044	(26.6)	1,468	1,502	(2.3)

TOTAL	5,838	5,801	0.6	11,236	11,572	(2.9)

Operating Revenues	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Sales to end consumers	5,109	5,022	1.7	9,842	10,145	(3.0)
TUSD	441	437	0.7	814	900	(9.6)
Supply	729	779	(6.4)	1,394	1,428	(2.4)
Transactions in the CCEE	26	199	(87.1)	160	425	(62.4)
CVA and Other financial components in tariff adjustment	628	(29)	—	1,069	(332)	—
Gain on monetary updating of Concession Grant Fee	75	71	5.9	157	150	4.3
Revenues from Trans. Network	106	85	24.3	207	177	16.4
Construction revenue	206	240	(14.4)	384	441	(13.0)
Gas supply	471	411	14.7	899	821	9.5
Transmission Indemnity Revenue	97	204	(52.6)	147	270	(45.7)
Generation Indemnity Revenue	17	—	—	34	—	—
Others	304	370	(17.7)	751	719	4.4

Subtotal	8,208	7,788	5.4	15,857	15,145	4.7

Deductions	(2,675)	(2,583)	3.5	(5,389)	(5,127)	5.1

Net Revenues	5,533	5,205	6.3	10,469	10,018	4.5

Operating Expenses	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Personnel/Administrators/Councillors	349	536	(35.0)	680	917	(25.8)
Employee Participation	3	6	(47.6)	23	25	(8.7)
Forluz – Post-Retirement Employee Benefits	86	97	(11.6)	169	192	(11.8)
Materials	18	16	16.3	34	27	24.3
Contracted Services	255	238	6.9	490	447	9.8
Purchased Energy	2,819	2,649	6.4	5,083	4,742	7.2
Depreciation and Amortization	198	209	(5.3)	411	411	0.1
Operating Provisions	134	161	(16.9)	267	370	(27.7)
Charges for Use of Basic Transmission Network	416	198	110.4	809	404	100.0
Gas bought for resale	293	263	11.6	556	485	14.7
Cost from Operation	203	240	(15.6)	384	441	(13.0)
Other Expenses	85	91	(6.3)	152	187	(19.1)

TOTAL	4,860	4,705	3.3	9,058	8,649	4.7

Financial Result Breakdown	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Financial revenues	249	169	47.5	491	349	40.8

Revenue from cash investments	18	61	(70.1)	42	125	(66.7)
Arrears penalty payments on electricity bills	92	65	41.9	168	138	21.8
Exchange rate	—	9	—	3	18	(85.4)
Monetary updating	26	19	37.8	38	37	2.3
Monetary updating – CVA	83	—	—	180	—	—
Taxes applied to Financial Revenue	(11)	(11)	—	(20)	(22)	—
Other	41	26	55.4	80	53	51.6

Financial expenses	(946)	(511)	85.3	(1,346)	(1,083)	24.2

Costs of loans and financings	(316)	(382)	(17.4)	(603)	(828)	(27.2)
Exchange rate	(561)	(19)	2,918.8	(581)	(19)	3,023.0
Monetary updating – loans and financings	(27)	(26)	4.2	(65)	(69)	(5.3)
Monetary updating – paid concessions	(2)	1	—	(2)	1	—
Charges and monetary updating on Post-employment obligations	(15)	(17)	(8.8)	(33)	(36)	(7.9)
Other	(26)	(69)	(62.5)	(61)	(133)	(53.7)

Financial revenue (expenses)	(697)	(342)	104.0	(855)	(734)	16.4

Statement of Results	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Net Revenue	5,533	5,205	6.3	10,469	10,018	4.5
Operating Expenses	4,860	4,705	3.3	9,058	8,649	4.7

EBIT	674	500	34.8	1,411	1,369	3.0

Equity gain in subsidiaries	(83)	30	—	(26)	60	—
Profit from discontinued operations - Telecom	21	—	—	21	—	—
Depreciation and Amortization	198	209	5.3	411	411	(0.1)

EBITDA	810	740	9.5	1,817	1,840	(1.2)

Financial Result	(697)	(342)	(104.0)	(855)	(734)	(16.4)
Provision for Income Taxes, Social Cont & Deferred Income Tax	25	(51)	—	(147)	(214)	31.3

Net Income	(60)	138	—	404	481	(15.9)

Financial Result Breakdown	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Financial revenues	249	169	47.5	491	349	40.8

Revenue from cash investments	18	61	(70.1)	42	125	(66.7)
Arrears penalty payments on electricity bills	92	65	41.9	168	138	21.8
Exchange rate	—	9	—	3	18	(85.4)
Monetary updating	26	19	37.8	38	37	2.3
Monetary updating - CVA	83	—	—	180	—	—
Taxes applied to Financial Revenue	(11)	(11)	—	(20)	(22)	—
Other	41	26	55.4	80	53	51.6

Financial expenses	(946)	(511)	85.3	(1,346)	(1,083)	24.2

Costs of loans and financings	(316)	(382)	(17.4)	(603)	(828)	(27.2)
Exchange rate	(561)	(19)	2,918.8	(581)	(19)	3,023.0
Monetary updating – loans and financings	(27)	(26)	4.2	(65)	(69)	(5.3)
Monetary updating – paid concessions	(2)	1	—	(2)	1	—
Charges and monetary updating on Post-employment obligations	(15)	(17)	(8.8)	(33)	(36)	(7.9)
Other	(26)	(69)	(62.5)	(61)	(133)	(53.7)

Financial revenue (expenses)	(697)	(342)	104.0	(855)	(734)	16.4

Statement of Results	2Q18	2Q17	Change%	1H2018	1H2017	Change%
Net Revenue	5,533	5,205	6.3	10,469	10,018	4.5
Operating Expenses	4,860	4,705	3.3	9,058	8,649	4.7

EBIT	674	500	34.8	1,411	1,369	3.0

Equity gain in subsidiaries	(83)	30	—	(26)	60	—
Profit from discontinued operations – Telecom	21	—	—	21	—	—
Depreciation and Amortization	198	209	5.3	411	411	(0.1)

EBITDA	810	740	9.5	1,817	1,840	(1.2)

Financial Result	(697)	(342)	(104.0)	(855)	(734)	(16.4)
Provision for Income Taxes, Social Cont & Deferred Income Tax	25	(51)	—	(147)	(214)	31.3

Net Income	(60)	138	—	404	481	(15.9)

Cash Flow Statement	2Q18	2Q17	Change%
Cash at beginning of period	1,030	995	3.5

Cash generated by operations	(8)	1,767	—

Net profit	383	481	(20.4)
Current and deferred income tax and Social Contribution tax	147	214	(31.3)
Depreciation and amortization	412	411	0.2
CVA and other financial components	(1,069)	332	—
Equity gain (loss) in subsidiaries	26	(60)	—
Provisions (reversals) for operational losses	267	370	(27.8)
Dividends received from equity holdings	197	157	25.5
Interest paid on loans and financings	(672)	(711)	(5.5)
Foreign exchange variations	554	1	55,300.0
Suppliers	(190)	24	—
Others	(63)	548	—

Financing activities	(269)	(1,066)	74.8

Financings obtained and capital increase	396	60	560.0
Payments of loans and financings	(775)	(855)	(9.4)
Interest on Equity, and dividends	—	(271)	—
Capital Increase	110	—	—

Investment activity	188	(750)	(125.1)

Securities – Financial Investment	734	(125)	—
Acquisition of ownership interest and future capital commitments	(150)	(186)	(19.4)
Fixed and Intangible assets	(396)	(439)	(9.8)

Cash at end of period	941	946	(0.5)

Total Cash	1,293	2,118

BALANCE SHEETS (CONSOLIDATED) – ASSETS	03/31/2018	12/31/2017
CURRENT	6,966	8,537

Cash and cash equivalents	941	1,030
Securities	288	1,058
Consumers and traders	3,759	3,885
Financial assets of the concession	565	848
Tax offsetable	150	174
Income tax and Social Contribution tax recoverable	406	340
Dividends receivable	10	77
Linked funds	111	—
Inventories	34	38
Advances to suppliers	97	77
Other credits	605	904

NON-CURRENT	34,714	33,703

Securities	64	30
Consumers and traders	77	255
Tax offsetable	231	231
Income tax and Social Contribution tax recoverable	11	21
Deferred income tax and Social Contribution tax	1,944	1,871
Escrow deposits in legal actions	2,380	2,336
Other credits	1,419	644
Financial assets of the concession	7,278	6,605
Investments	7,704	7,792
PP&E	2,421	2,762
Intangible assets	11,185	11,156

TOTAL ASSETS	41,680	42,240

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	03/31/2018	12/31/2017
CURRENT	7,859	8,662

Suppliers	2,153	2,343
Regulatory charges	434	513
Profit shares	19	9
Taxes	287	705
Income tax and Social Contribution tax	67	115
Interest on Equity, and dividends, payable	428	428
Loans and financings	2,741	2,371
Payroll and related charges	223	207
Post-retirement liabilities	237	232
Other obligations	701	1,232
Provisions for losses on investments	569	507

NON-CURRENT	19,142	19,248

Regulatory charges	278	250
Loans and financings	11,863	12,027
Taxes	28	28
Income tax and Social Contribution tax	718	735
Provisions	668	678
Post-retirement liabilities	4,005	3,954
Provisions for losses on investments	336	337
Other obligations	1,246	1,239

STOCKHOLDERS’ EQUITY	14,675	14,326

Share capital	7,294	6,294
Capital reserves	2,250	1,925
Profit reserves	5,968	5,729
Adjustments to Stockholders’ equity	(837)	(837)
Advance against Future Capital Increase	—	1,215

NON-CONTROLLING STOCKHOLDER’S EQUITY	4	4

TOTAL LIABILITIES	41,680	42,240